Exhibit 99.1

Bellatrix Exploration Ltd. Announces Second Quarter 2013 Financial Results

TSX, NYSE MKT: BXE

CALGARY, Aug. 8, 2013 /CNW/ - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) announces its financial and operating results for the three and six months ended June 30, 2013.

Forward-Looking Statements
This press release, including the report to shareholders, contains forward-looking statements.  Please refer to our cautionary language on forward-looking statements and the other matters set forth at the beginning of the management's discussion and analysis (the "MD&A") attached to this press release.

HIGHLIGHTS
	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
FINANCIAL (unaudited)
(CDN$000s except share and per share amounts)
Revenue (before royalties and risk management (1))	74,564	50,714	140,107	108,905
Funds flow from operations (2)	36,563	25,366	74,108	54,560
Per basic share (6)	$0.34	$0.24	$0.69	$0.51
Per diluted share (6)	$0.31	$0.22	$0.63	$0.47
Cash flow from operating activities	29,611	28,458	65,138	52,514
Per basic share (6)	$0.27	$0.24	$0.60	$0.49
Per diluted share (6)	$0.25	$0.22	$0.55	$0.45
Net profit before certain non-cash items (5)	10,972	3,124	24,570	9,214
Per basic share (6)	$0.10	$0.03	$0.23	$0.09
Per diluted share (6)	$0.10	$0.03	$0.22	$0.08
Net profit	15,466	9,963	20,027	19,135
Per basic share (6)	$0.14	$0.09	$0.19	$0.18
Per diluted share (6)	$0.13	$0.09	$0.18	$0.17
Exploration and development	46,172	18,224	137,632	92,285
Corporate and property acquisitions	527	105	676	175
Capital expenditures - cash	46,699	18,329	138,308	92,460
Property dispositions - cash	-	(2,045)	5	(2,345)
Non-cash items	(1,308)	298	(521)	144
Total capital expenditures - net	45,391	16,582	137,792	90,259
Long-term debt	194,002	114,275	194,002	114,275
Convertible debentures (3)	51,536	49,860	51,536	49,860
Adjusted working capital (excess) deficiency (3)	10,927	(7,794)	10,927	(7,794)
Total net debt (3)	256,465	156,341	256,465	156,341
Total assets	779,648	620,131	779,648	620,131
Total shareholders' equity	402,904	369,812	402,904	369,812

OPERATING		Three months ended June 30,		Six months ended June 30,
		2013	2012	2013	2012
Average daily sales volumes
Crude oil, condensate and NGLs	(bbls/d)	6,206	5,817	6,095	5,970
Natural gas	(mcf/d)	95,376	64,513	87,812	61,586
Total oil equivalent	(boe/d)	22,102	16,569	20,730	16,234
Average prices
Light crude oil and condensate	($/bbl)	94.84	87.73	93.47	88.95
NGLs (excluding condensate)	($/bbl)	36.20	33.59	39.05	43.35
Heavy oil	($/bbl)	69.28	68.40	61.69	71.59
Crude oil, condensate and NGLs	($/bbl)	71.84	72.47	72.70	76.99
Crude oil, condensate and NGLs (including risk management (1))	($/bbl)	73.10	71.45	73.26	73.76
Natural gas	($/mcf)	3.85	2.03	3.69	2.17
Natural gas (including risk management (1))	($/mcf)	3.68	3.13	4.01	2.75
Total oil equivalent	($/boe)	36.78	33.35	37.01	36.54
Total oil equivalent (including risk management (1))	($/boe)	36.39	37.28	38.54	37.55

Statistics
Operating netback (4)	($/boe)	21.06	16.42	21.04	20.60
Operating netback (4) (including risk management (1))	($/boe)	20.68	20.35	22.58	21.61
Transportation	($/boe)	0.83	0.55	0.83	0.83
Production expenses	($/boe)	8.64	8.80	8.65	9.00
General & administrative	($/boe)	1.24	2.47	1.62	2.19
Royalties as a % of sales after transportation		17%	23%	18%	17%
COMMON SHARES
Common shares outstanding		107,919,329	107,490,218	107,919,329	107,490,218
Share options outstanding		9,173,560	9,108,506	9,173,560	9,108,506
Shares issuable on conversion of convertible debentures (7)		9,821,429	9,821,429	9,821,429	9,821,429
Fully diluted common shares outstanding		126,914,318	126,420,153	126,914,318	126,420,153
Diluted weighted average shares - net profit (6)		121,265,334	118,704,703	121,038,666	119,330,060
Diluted weighted average shares - funds flow from operations and cash flow from operating activities (2) (6)		121,265,334	118,704,703	121,038,666	119,330,060
SHARE TRADING STATISTICS
TSX and Other (8)
(CDN$, except volumes) based on intra-day trading
High		6.94	5.52	6.94	5.67
Low		4.70	2.45	4.03	2.45
Close		6.45	3.17	6.45	3.17
Average daily volume		1,005,989	768,180	844,333	816,370
NYSE MKT (9)
(US$, except volumes) based on intra-day trading
High		6.85	-	6.85	-
Low		4.55	-	4.03	-
Close		6.08	-	6.08	-
Average daily volume		67,541	-	70,189	-

(1) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts.

The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.

(2) The highlights section contains the term "funds flow from operations" which should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with generally accepted accounting principles ("GAAP") as an indicator of the Company's performance. Therefore reference to the additional GAAP measures of funds flow from operations, or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found in the MD&A. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

(3) Net debt and total net debt are considered additional GAAP measures. The Company's calculation of total net debt includes the liability component of convertible debentures and excludes deferred liabilities, long-term commodity contract liabilities, decommissioning liabilities, long-term finance lease obligations and the deferred tax liability. Net debt and total net debt include the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligations. Net debt also excludes the liability component of convertible debentures. A reconciliation between total liabilities under GAAP and total net debt and net debt as calculated by the Company is found in the MD&A.

(4) Operating netbacks is considered a non-GAAP term. Operating netbacks are calculated by subtracting royalties, transportation, and operating costs from revenues before other income.

(5) Net profit before certain non-cash items is considered a non-GAAP term. Net profit before certain non-cash items is calculated as net profit per the Consolidated Statement of Comprehensive Income, excluding the unrealized gain or loss on commodity contracts, and gain or loss on property dispositions and swaps, net of the deferred tax impact on these adjustments. The Company's reconciliation between net profit and net profit before certain non-cash items is found in the MD&A.

(6) Basic weighted average shares for the three and six months ended June 30, 2013 were 107,919,329 (2012: 107,485,303), and 107,900,781 (2012: 107,455,699), respectively.

In computing weighted average diluted earnings per share and weighted average diluted cash flow from operating activities and funds flow from operations per share for the three and six months ended June 30, 2013, a total of 3,524,576 (2012: 1,397,971) and 3,316,456 (2012: 2,052,932) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company's outstanding share options and a total of 9,821,429 (2012: 9,821,429) and 9,821,429 (2012: 9,821,429) common shares issuable on conversion of convertible debentures were also added to the denominator as they were dilutive, resulting in diluted weighted average common shares of 121,265,334 (2012: 118,704,703) and 121,038,666 (2012: 119,330,060), respectively. As a consequence, a total of $0.8 million (2012: $0.8 million) and $1.6 million (2012: $1.5 million) for interest and accretion expense (net of income tax effect) was added to the numerator for the three and six month calculations, respectively.

In computing weighted average diluted net profit before certain non-cash items per share for the three and six months ended June 30, 2013, a total of 3,524,576 and 3,316,546 common shares were added to the denominator as a consequence of applying the treasury stock method to the Company's outstanding share options as they were dilutive, and a total of 9,821,429 and 9,821,429 common shares issuable on conversion of convertible debentures were also added to the denominator as they were dilutive, resulting in diluted weighted average shares of 121,265,334 and 121,038,666, respectively. As a consequence, a total of $0.8 million and $1.6 million for interest and accretion expense (net of income tax effect) was added to the numerator for the three and six month calculations, respectively.

In computing weighted average diluted net profit before certain non-cash items per share for the three and six months ended June 30, 2012, a total of 1,397,971 and 2,052,932 common shares were added to the denominator as a consequence of applying the treasury stock method to the Company's outstanding share options as they were dilutive, and a total of 9,821,429 and 9,821,429 common shares issuable on conversion of convertible debentures were excluded from the denominator as they were not dilutive, resulting in diluted weighted average shares of 108,883,427 and 109,508,631, respectively.

(7) Shares issuable on conversion of convertible debentures are calculated by dividing the $55.0 million principal amount of the convertible debentures by the conversion price of $5.60 per share.

(8) TSX and Other includes the trading statistics for the Toronto Stock Exchange and other Canadian trading markets.

(9) The Company's common shares commenced trading on the NYSE MKT on September 24, 2012.

REPORT TO SHAREHOLDERS

Bellatrix continues to demonstrate top decile organic growth culminating in the Company's share price more than doubling in the past year. Since inception in 2009, the share price has ballooned by over 12 times despite a "Desultory Energy Market".  Driven by a successful drilling program in the Cardium and Notikewin/Falher resource plays, Bellatrix achieved record sales volumes of 22,102 boe/d, while posting a profit of $15.5 million in the second quarter of 2013.  Q2 2013 average production levels have increased approximately 14% over Q1 2013 average production levels of 19,343 boe/d and have overshadowed Q2 2012 by 33%, despite spring break-up and downtime experienced due to scheduled and unscheduled plant turnarounds in the Company's core area.

The key to the Company's success is our people. Through them we have: Leadership, Strategy, Culture, Innovation, Vision and Integrity.  The Company's common goal is "Creating Value".  That's why do we do Joint Ventures.  Simply put it's "To Change the Game" by providing growth in value without encumbering debt and without diluting shareholders.

As previously announced on June 27, 2013, Bellatrix closed a Joint Venture with Grafton Energy Co I Ltd. ("Grafton"), to accelerate development on a portion of Bellatrix's extensive undeveloped land holdings. The Joint Venture is in the Willesden Green and Brazeau areas of West-Central Alberta. Under the terms of the agreement, Grafton will contribute 82%, or $100 million, to the $122 million Joint Venture to participate in an expected 29 Notikewin/Falher and Cardium well program. Under the agreement, Grafton will earn 54% of Bellatrix's working interest in each well drilled in the well program until payout (being recovery of Grafton's capital investment plus an 8% return on investment) on the total program, reverting to 33% of Bellatrix's working interest ("WI") after payout. At any time after payout of the entire program, Grafton shall have the option to elect to convert all wells from the 33% WI to a 17.5% Gross Overriding Royalty ("GORR") on Bellatrix's pre-Joint Venture working interest. Grafton will have until September 15, 2013 to elect on an option to increase the committed capital investment by an additional $100 million on the same terms and conditions. Grafton shall also have an additional one-time option within 12 months of the effective date to increase its exposure by an additional $50 million on the same terms and conditions. The effective date of the agreement is July 1, 2013 and has a term of 2 years. If the $50 million option is exercised, Bellatrix shall have until the end of the third anniversary of the effective date to spend the additional capital (if the $100 million option is exercised it will not result in an extension of the term of the Joint Venture).

On August 1, 2013 the Company announced it entered into a definitive agreement for an asset sale (the "Asset Sale") and joint venture (the "Joint Venture") with two Korean entities, Daewoo International Corporation ("Daewoo") and Devonian Natural Resources Private Equity Fund ("Devonian").  Under the terms of the associated agreements, Bellatrix will sell, effective July 1, 2013, to Daewoo and Devonian jointly 50% of the Company's working interest share of its producing assets, an operated compressor station and gathering system and related land acreage in the Baptiste area of West Central Alberta (the "Sold Assets") for gross consideration of $52.5 million, subject to closing adjustments.  The Sold Assets are producing approximately 268 boe/d (67% gas and 33% oil and liquids) net and include 3,858 net acres of Cardium rights and 1,119 net acres of Mannville rights.

The Joint Venture, which will be effective as of July 1, 2013, will encompass a multi-year commitment to jointly develop the aforementioned acreage in Ferrier and Willesden Green of West Central Alberta encompassing 70 gross wells with anticipated total capital expenditures to the Joint Venture of approximately $200 million. Certain conditions precedent to closing, including Korean governmental and regulatory approvals, are expected to be satisfied or waived by August 30, 2013, which is expected to enable closing to occur on or before September 16, 2013.

As a result of the aforementioned joint ventures and based on the initial funding requirements, Bellatrix's updated net capital expenditure plan for 2013 is expected to be $235 million, not including joint venture partner capital.

Operational highlights for the three and six months ended June 30, 2013 include:

•	During the first six months of 2013, Bellatrix posted a 100% success rate drilling and/or participating in 26 gross (22.08 net) wells resulting in 23 gross (19.98 net) Cardium oil wells, and 3 gross (2.10 net) Notikewin/Falher liquids-rich gas wells. Bellatrix drilled 5 gross (5 net) Cardium oil wells in the second quarter of 2013. Three wells were completed and placed on production during the quarter, the fourth well commenced production July 1st with one well waiting on completion.
•	On March 11, 2013, the Company announced the successful drilling and completion of a 100% working interest long reach horizontal well in the Spirit River Falher interval. After the first 120 days of production the well had recovered 2.1 Bcf of gas with 73,944 barrels of natural gas liquids.
•	Q2 2013 sales volumes averaged 22,102 boe/d (weighted 28% to oil, condensate and NGLs and 72% to natural gas). This represents a 33% increase from the second quarter 2012 average sales volumes of 16,569 boe/d and a 14% increase from first quarter 2013 average sales volumes of 19,343 boe/d. These volumes were achieved in spite of a mechanical problem on the Minnehik Buck Lake Gas Plant pipeline which created an unplanned shutdown at the end of June that required re-routing of a significant portion of the Company's production in the Ferrier area, negatively impacting field production in the month of June by approximately 330 boe/d.
•	During the month of July 2013 field production averaged approximately 22,000 boe/d weighted 28% oil and liquids and 72% natural gas.
•	As at June 30, 2013, Bellatrix had approximately 201,891 net undeveloped acres of land in Alberta, British Columbia and Saskatchewan.
•	In April 2013, the Company commissioned 26.5 km of 12 inch pipeline and 7.76 km of dual 10 inch pipelines designed to send up to 120 mmcf/d from the Ferrier area to the third party operated Minnehik Buck Lake Gas Plant. In addition, on April 20, 2013 Bellatrix completed doubling the capacity of the 100% working interest 09-03 Compression Facility to 50 mmcf/day. The Company also initiated expansion of the 2-10 Brazeau Battery and Gas Compression Facility from 15mmcf/d to 40 mmcf/d of capacity. The expansion was commissioned on August 1, 2013.

Financial highlights for the three and six months ended June 30, 2013 include:

•	The net profit for Q2 2013 was $15.5 million after unrealized gains on commodity contracts and the loss on property dispositions and swaps, net of associated deferred tax impacts, compared to a net profit of $10.0 million in Q2 2012. The net profit for the first six months of 2013 was $20.0 million after unrealized gains (losses) on commodity contracts and gains (losses) on property dispositions and swaps, net of associated deferred tax impacts, compared to a net profit of $19.1 million in the 2012 period.
•	Q2 2013 revenue before royalties and risk management contracts was $74.6 million, 47% higher than the $50.7 million recorded in Q2 2012. The increase in revenues between the periods was primarily due to increased natural gas and NGL sales volumes and higher prices for all commodities between the periods, partially offset by reduced crude oil and condensate sales volumes experienced in the second quarter of 2013. Revenue for the first six months of 2013 was $140.1 million, up 29% from $108.9 million in the same period in 2012.
•	Funds flow from operations for Q2 2013 was $36.6 million ($0.34 per basic share), down 2% from $37.5 million in Q1 2013, and up 44% from $25.4 million ($0.24 per basic share) in Q2 2012. The increase in funds flow from operations between the three months ended June 30, 2013 and the same period in 2012 was principally due to higher overall funds from operating netbacks and reduced general and administrative expenses, offset partially by increased financing expenses and a net loss on realized commodity contracts in the 2013 three month period compared a gain realized in the same period in 2012. Funds flow from operations for Q1 2013 were slightly higher than Q2 2013, due to the Company realizing $6.5 million in cash proceeds in Q1 2013 by resetting the fixed prices on certain natural gas commodity price risk management contracts. Funds flow from operations for the first six months of 2013 was $74.1 million ($0.69 per basic share), up 36% from $54.6 million ($0.51 per basic share) in the same period in 2012.
•	For the three and six months ended June 30, 2013, net profit before unrealized gain (loss) on commodity contracts and gain (loss) on property dispositions, net of associated deferred tax impacts, was $11.0 million and $24.6 million, compared to $3.1 million and $9.2 million in the 2012 periods, respectively.
•	Crude oil, condensate and NGLs produced 55% and 58% of petroleum and natural gas sales revenue for the three and six month periods ended June 30, 2013, respectively.
•	Production expenses for Q2 2013 were $8.64/boe ($17.4 million), compared to $8.80/boe ($13.3 million) for Q2 2012 and $8.65/boe ($15.1 million) for Q1 2013. Production expenses for the six months ended June 30, 2013 were $8.65/boe ($32.4 million), compared to $9.00/boe ($26.6 million) for the same period in 2012. The year over year decreases in production expenses per boe were due to increased production volumes which were a result of 2012 and 2013 drilling in areas with lower production expenses, as well as reduced processing fees in certain areas and continued field optimization projects. Q2 2013 production expenses per boe were slightly higher than anticipated due to plant turnarounds during the quarter requiring some natural gas to be temporarily shifted to a plant with higher fees.
•	Operating netbacks after including risk management for Q2 2013 were $20.68/boe, up from $20.35/boe in Q2 2012. Operating netbacks before risk management for Q2 2013 were $21.06/boe, up from $16.42/boe in Q2 2012 and up from $21.03/boe in Q1 2013. The increased netback before risk management for Q2 2013 compared to Q2 2012 was primarily the result of higher prices for all commodities in conjunction with lower royalty and production expenses, offset slightly by increased transportation expenses.
•	Operating netbacks after including risk management for the six months ended June 30, 2013 were $22.58/boe, up from $21.61/boe in the same period in 2012. Operating netbacks before risk management for the six months ended June 30, 2013 were $21.04/boe, up from $20.60/boe in the same period in 2012. The higher netback was primarily the result of higher natural gas, light oil and condensate prices in conjunction with reduced production expenses, offset partially by lower NGL and heavy oil prices, and increased royalty expenses between the periods.
•	Bellatrix spent $46.7 million and $138.3 million on capital projects during the three and six months ended June 30, 2013, compared to $18.3 million and $92.5 million during the same periods in 2012, respectively.
•	G&A expenses for Q2 2013 decreased to $1.24/boe ($2.5 million), compared to $2.47/boe ($3.7 million) for Q2 2012. G&A expenses for the six months ended June 30, 2013 were $1.62 ($6.1 million), compared to $2.19/boe ($6.5 million) in the same period in 2012.
•	As at June 30, 2013, Bellatrix had $61.0 million undrawn on its total $255 million credit facility.
•	Effective April 30, 2013, Bellatrix's banking syndicate approved increasing the borrowing base from $220 million to $255 million through to November 30, 2013 and extending the revolving period of the credit facility from June 25, 2013 to June 24, 2014.
•	Total net debt as of June 30, 2013 was $256.5 million, including the liability component of convertible debentures.

COMMODITY PRICE RISK MANAGEMENT

As of August 7, 2013, the Company has entered into the following commodity price risk management arrangements:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude oil fixed	January 1, 2013 to Dec. 31, 2013	1,500 bbl/d	$94.50 CDN	$94.50 CDN	WTI
Crude oil fixed	July 1, 2013 to Dec. 31, 2013	1,500 bbl/d	$96.87 CDN	$96.87 CDN	WTI
Crude oil fixed	August 1, 2013 to Dec. 31, 2013	1,000 bbl/d	$106.02 CDN	$106.02 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$94.00 CDN	$94.00 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$95.22 CDN	$95.22 CDN	WTI
Crude oil call option (1)	Nov. 1, 2013 to Dec. 31, 2013	3,000 bbl/d	-	$110.00 US	WTI
Crude oil call option	January 1, 2014 to Dec. 31, 2014	3,000 bbl/d	-	$105.00 US	WTI
Natural gas fixed	April 1, 2013 to Oct. 31, 2013	20,000 GJ/d	$3.05 CDN	$3.05 CDN	AECO
Natural gas fixed	April 1, 2013 to Oct. 31, 2013	10,000 GJ/d	$3.095 CDN	$3.095 CDN	AECO
Natural gas fixed	Feb. 1, 2013 to Dec. 31, 2013	10,000 GJ/d	$3.05 CDN	$3.05 CDN	AECO
Natural gas fixed	April 1, 2013 to June 30, 2014	15,000 GJ/d	$3.05 CDN	$3.05 CDN	AECO

(1)	This crude oil call option for the May 1, 2013 to October 31, 2013 period was settled for $0.2 million in April, 2013.

OUTLOOK

The most successful firms across a broad band of industries are the companies that are able to capture the benefits of short term advantage even as they build organizational capabilities for long term sustainable growth.  They transform themselves through proactive innovation and strategic change.  Bellatrix has pushed the envelope of innovation in three major areas of its own strategic business model.  Firstly, through seizing control of the infrastructure in the Company's core operating theater.  Secondly, the innovative evolution of modern technology as it is adapted to maximize reserves recovery from our existing conventional resource based assets.  Lastly, creating shareholder value through employment of joint venture capital to accelerate asset development of Bellatrix's large inventory (40 years at 2013 development capital cost and 2013 cash flow) of low risk high rate of return opportunities on a promoted basis.

In the short term, as a result of disruption in field production in early July due to the impact of rolling power blackouts and the delay in commencing the Q3 drilling program due to the wet field conditions, the Company is anticipating Q3 2013 production levels to remain consistent with Q2 2013 production levels. However, Bellatrix continues to expect it will meet its previously announced 2013 calendar year guidance to provide average daily production of 23,000 to 24,000 boe/d and 2013 exit rate of 30,000 to 31,000 boe/d.

The Company has 5 drilling rigs working in West Central Alberta currently and will continue to ramp up activity into Q4 as the existing joint ventures come into play.  Our sempiternal commitment is shareholder value growth.

Raymond G. Smith, P. Eng.
President and CEO
August 7, 2013

MANAGEMENT'S DISCUSSION AND ANALYSIS

August 7, 2013 - The following Management's Discussion and Analysis of financial results ("MD&A") as provided by the management of Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three and six months ended June 30, 2013, and the audited consolidated financial statements of the Company for the years ended December 31, 2012 and 2011, and the related Management's Discussion and Analysis of financial results as disclosure which is unchanged from such Management's Discussion and Analysis may not be repeated herein.  This commentary is based on information available to, and is dated as of, August 7, 2013. The financial data presented is in Canadian dollars, except where indicated otherwise.

CONVERSION:  The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

INITIAL PRODUCTION RATES:  Initial production rates disclosed herein may not necessarily be indicative of long-term performance or ultimate recovery.

ADDITIONAL GAAP MEASURES:  This Management's Discussion and Analysis and the accompanying report to shareholders and financial statements contain the term "funds flow from operations" which should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with generally accepted accounting principles ("GAAP") as an indicator of the Company's performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt.  The reconciliation between cash flow from operating activities and funds flow from operations can be found in this Management's Discussion and Analysis.  Funds flow from operations per share is calculated using the weighted average number of shares for the period.

This Management's Discussion and Analysis and the accompanying report to shareholders and financial statements also contain the term total net debt and net debt. Total net debt is calculated as long-term debt plus the liability component of the convertible debentures and the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligations. Net debt is calculated as long-term debt plus the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligations.  Management believes these measures are useful supplementary measures of the total amount of current and long-term debt.

NON-GAAP MEASURES: This Management's Discussion and Analysis and the accompanying report to shareholders also contains other terms such as net profit before certain non-cash items and operating netbacks, which are not recognized measures under GAAP.  Net profit before certain non-cash items is calculated as net profit per the Consolidated Statement of Comprehensive Income, excluding the net unrealized gain or loss on commodity contracts, and gain or loss on property dispositions and swaps net of the deferred tax impact on these adjustments. Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from revenues before other income.  Management believes these measures are useful supplemental measures of firstly, the amount of net profit before certain non-cash items, and secondly, the amount of revenues received after transportation, royalties and operating expenses.  Readers are cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as measures of performance. Bellatrix's method of calculating these measures may differ from other entities, and accordingly, may not be comparable to measures used by other companies.

Additional information relating to the Company, including the Bellatrix's Annual Information Form, is available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS:  Certain information contained herein and in the accompanying report to shareholders may contain forward looking statements including management's assessment of future plans and operations, drilling plans and the timing thereof, commodity price risk management strategies, 2013 capital expenditure budget, the nature of expenditures and the method of financing thereof, expected Q3 2013 average production and 2013 average production and exit rate, anticipated liquidity of the Company and various matters that may impact such liquidity, expected 2013 operating expenses and general and administrative expenses, expected costs to satisfy drilling commitments and method of funding drilling commitments, commodity prices and expected volatility thereof, estimated amount and timing of incurring decommissioning liabilities, the Company's drilling inventory and capital required therefor, timing of closing of an asset sale and joint venture agreement and the expected number of wells to be drilled under joint venture agreements and the effects thereof, and the ability to fund the 2013 capital expenditure program utilizing various available sources of capital may constitute forward-looking statements under applicable securities laws. Forward-looking statements necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, risks related to satisfaction of conditions precedent to closing of pending asset sale and joint venture agreement, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations.  Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes.  Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products.  Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Additional information on these and other factors that could effect Bellatrix's operations and financial results are included in reports on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov, and at Bellatrix's website www.bellatrixexploration.com).  Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

On March 31, 2013, the Company filed its December 31, 2012 annual Form 40-F with the SEC. A copy of the Company's annual report, including the audited financial statements, is available on the Company's website at www.bellatrixexploration.com, or in hard copy by request and free of charge by contacting Investor Relations at 403-750-7085, or at investor.relations@bellatrixexp.com.

Overview and Description of the Business

Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") is a western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.

Bellatrix's common shares and convertible debentures are listed on the Toronto Stock Exchange under the symbols BXE and BXE.DB.A, respectively, and the common shares of Bellatrix trade on the NYSE MKT under the symbol BXE.

Recent Transactions

As previously announced, the Seoul Korea based company was not able to meet the remaining closing conditions required to close the Ferrier area Korean $300 million Cardium Joint Venture on May 31, 2013.  Bellatrix chose not to extend the deadline for satisfying such conditions beyond May 31, 2013.

Grafton Joint Venture

As previously announced on June 27, 2013, Bellatrix closed a joint venture (the "Grafton Joint Venture") with Grafton Energy Co I Ltd. ("Grafton"), to accelerate development on a portion of Bellatrix's extensive undeveloped land holdings. The joint venture is in Willesden Green and Brazeau areas of West-Central Alberta. Under the terms of the agreement, Grafton will contribute 82%, or $100 million, to the $122 million joint venture to participate in an expected 29 Notikewin/Falher and Cardium well program. Under the agreement, Grafton will earn 54% of Bellatrix's working interest in each well drilled in the well program until payout (being recovery of Grafton's capital investment plus an 8% return on investment) on the total program, reverting to 33% of Bellatrix's working interest ("WI") after payout. At any time after payout of the entire program, Grafton shall have the option to elect to convert all wells from the 33% WI to a 17.5% Gross Overriding Royalty ("GORR") on Bellatrix's pre-joint venture working interest. Grafton will have until September 15, 2013 to elect on an option to increase the committed capital investment by an additional $100 million on the same terms and conditions. Grafton shall also have an additional one-time option within 12 months of the effective date to increase its exposure by an additional $50 million on the same terms and conditions. The effective date of the agreement is July 1, 2013 and has a term of 2 years. If the $50 million option is exercised, Bellatrix shall have until the end of the third anniversary of the effective date to spend the additional capital (if the $100 million option is exercised it will not result in an extension of the term of the joint venture).

Baptiste Asset Sale and Joint Venture

On August 1, 2013 the Company announced it entered into a definitive agreement for an asset sale (the "Asset Sale") and joint venture (the "Baptiste Joint Venture") with two Korean entities, Daewoo International Corporation ("Daewoo") and Devonian Natural Resources Private Equity Fund ("Devonian").  Under the terms of the associated agreements, Bellatrix will sell, effective July 1, 2013, to Daewoo and Devonian jointly 50% of the Company's working interest share of its producing assets, an operated compressor station and gathering system and related land acreage in the Baptiste area of West Central Alberta (the "Sold Assets") for gross consideration of $52.5 million, subject to closing adjustments.  The Sold Assets are producing approximately 268 boe/d (67% gas and 33% oil and liquids) net and include 3,858 net acres of Cardium rights and 1,119 net acres of Mannville rights.

The Baptiste Joint Venture, which will be effective as of July 1, 2013, will encompass a multi-year commitment to jointly develop the aforementioned acreage in Ferrier and Willesden Green of West Central Alberta encompassing 70 gross wells with anticipated total capital expenditures to the Joint Venture of approximately $200 million. Certain conditions precedent to closing, including Korean governmental and regulatory approvals, are expected to be satisfied or waived by August 30, 2013, which is expected to enable closing to occur on or before September 16, 2013.  This agreement is anticipated to be accounted for as a joint operation under IFRS.

Bellatrix will continue to consider alternative joint venture partners for the Company's interests in the Cardium resource play.

Second Quarter 2013 Financial and Operational Results

Sales Volumes

Sales volumes for the three months ended June 30, 2013 averaged 22,102 boe/d compared to 16,569 boe/d for the same period in 2012, representing a 33% increase.  Total crude oil, condensate and NGLs averaged approximately 28% of sales volumes for the three months ended June 30, 2013, compared to 35% of sales volumes in the same period in 2012.  Sales volumes for the six months ended June 30, 2013 averaged 20,730 boe/d, compared to 16,234 boe/d for the same period in 2012, representing a 28% increase.  The increase in sales was primarily a result of a year over year increased capital program and the associated drilling success achieved in the Cardium and Notikewin resource plays.  Capital expenditures for the six months ended June 30, 2013 were $138.3 million, compared to $92.5 million for the same period in 2012.

Sales Volumes

		Three months ended June 30,		Six months ended June 30,
		2013	2012	2013	2012
Light oil and condensate	(bbls/d)	3,657	3,941	3,685	4,204
NGLs	(bbls/d)	2,344	1,508	2,209	1,446
Heavy oil	(bbls/d)	205	368	201	320
Total crude oil, condensate and NGLs	(bbls/d)	6,206	5,817	6,095	5,970

Natural gas	(mcf/d)	95,376	64,513	87,812	61,586

Total boe/d	(6:1)	22,102	16,569	20,730	16,234

In the first half of 2013, Bellatrix posted a 100% success rate drilling and/or participating in 26 gross (22.08 net) wells, resulting in 23 gross (15.98 net) Cardium oil wells, and 3 gross (2.10 net) Notikewin/Falher liquids-rich gas wells. During the second quarter of 2013, Bellatrix drilled or participated in 5 gross (5 net) Cardium oil wells.

By comparison, Bellatrix drilled or participated in 15 gross (12.44 net) wells during the first half of 2012, which included 11 gross (8.94 net) Cardium light oil horizontal wells, 1 gross (1 net) Duvernay natural gas horizontal well, 1 gross (0.5 net) Notikewin natural gas horizontal well, and 2 gross (2 net) Cardium natural gas horizontal well.

For the three months ended June 30, 2013, crude oil, condensate and NGL sales volumes increased by approximately 7%, averaging 6,206 bbl/d compared to 5,817 bbl/d in the second quarter of 2012. For the six months ended June 30, 2013, crude oil, condensate and NGL sales volumes increased by approximately 2%, averaging 6,095 bbl/d compared to 5,970 bbl/d in the same period in 2012.

Sales of natural gas averaged 95.4 Mmcf/d for the three months ended June 30, 2013, compared to 64.5 Mmcf/d in the same period in 2012, an increase of approximately 48%. For the six months ended June 30, 2013, sales of natural gas averaged 87.8 Mmcf/d, an increase of approximately 43% from average sales volumes of 61.6 Mmcf/d realized in the comparative 2012 period. The weighting towards crude oil, condensate and NGLs for the three and six months ended June 30, 2013 was 28% and 29%, compared to 35% and 37% for the same periods in 2012, respectively.  The reduction in liquids weighting between the periods was a result of bringing on several other high-productivity natural gas wells throughout the 2012 year and first half of 2013.

As a result of the aforementioned joint ventures and based on the initial funding requirements, Bellatrix's updated net capital expenditure plan for 2013 is expected to be $235 million, not including joint venture partner capital.  Based on the timing of proposed expenditures in the latter half of 2013, downtime for scheduled and unscheduled plant turnarounds, completion of anticipated infrastructure, and normal production declines, execution of the updated 2013 capital expenditure plan is anticipated to provide average daily production of approximately 23,000 to 24,000 boe/d and a 2013 exit rate of approximately 30,000 boe/d to 31,000 boe/d.

Commodity Prices

Average Commodity Prices

	Three months ended June 30,			Six months ended June 30,
	2013	2012	% Change	2013	2012	% Change

Exchange rate (US$/CDN$)	0.9774	0.9900	(1)	0.9846	0.9944	(1)

Crude oil:
WTI (US$/bbl)	94.17	93.35	1	94.26	98.15	(4)
Edmonton par - light oil ($/bbl)	92.94	84.39	10	90.77	88.54	3
Bow River - medium/heavy oil ($/bbl)	77.97	73.97	5	71.78	78.50	(9)
Hardisty Heavy - heavy oil ($/bbl)	68.61	62.88	9	59.40	68.00	(13)
Bellatrix's average prices ($/bbl)
Light crude oil and condensate	94.84	87.73	8	93.47	88.95	5
NGLs (excluding condensate)	36.20	33.59	8	39.05	43.35	(10)
Heavy crude oil	69.28	68.40	1	61.69	71.59	(14)
Total crude oil and NGLs	71.84	72.47	(1)	72.70	76.99	(6)
Total crude oil and NGLs (including risk management (1))	73.10	71.45	2	73.26	73.76	(1)

Natural gas:
NYMEX (US$/mmbtu)	4.02	2.35	71	3.76	2.43	55
AECO daily index (CDN$/mcf)	3.53	1.90	86	3.36	2.02	66
AECO monthly index (CDN$/mcf)	3.59	1.83	96	3.33	2.18	53
Bellatrix's average price ($/mcf)	3.85	2.03	90	3.69	2.17	70
Bellatrix's average price (including risk management(1)) ($/mcf)	3.68	3.13	18	4.01	2.75	46

(1) Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

For light oil and condensate, Bellatrix recorded an average $94.84/bbl before commodity price risk management contracts during the second quarter of 2013, 8% higher than the average price received in the comparative 2012 period.  In comparison, the Edmonton par price increased by 10% over the same period. The average WTI crude oil benchmark price increased by 1% in the three months ended June 30, 2013 compared to the second quarter of 2012.  For light oil and condensate, Bellatrix recorded an average $93.47/bbl before commodity price risk management contracts during the six months ended June 30, 2013, 5% higher than the average price received in the comparative 2012 period.  In comparison, the Edmonton par price increased by 3% over the same period.  The average WTI crude oil benchmark price decreased by 4% in the first half of 2013 compared to the same period in 2012.  The average US$/CDN$ foreign exchange rate was 0.9846 for the six months ended June 30, 2013, a decrease of 1% compared to an average rate of 0.9944 in the same period in 2012.

For NGLs (excluding condensate), Bellatrix recorded an average $36.20/bbl during the second quarter of 2013, an increase of 8% from the $33.59/bbl received in the comparative 2012 period.   For the six months ended June 30, 2013, Bellatrix received an average NGL price of $39.05/bbl, a 10% decrease from the $43.35/bbl received in the comparative 2012 period.  The overall decrease in NGL pricing between the 2013 and 2012 six-month periods is largely attributable to changes in NGL market supply conditions between the periods.

For heavy crude oil, Bellatrix received an average price before commodity risk management contracts of $69.28/bbl in the 2013 second quarter, an increase of 1% from the $68.40/bbl realized in the second quarter of 2012.  For the six months ended June 30, 2013, Bellatrix received an average price of $61.69/bbl for heavy crude oil, a decrease of 14% from the $71.59/bbl realized in the same period in 2012.  In comparison, the Bow River reference price increased by 5%, and the Hardisty Heavy reference price increased by 9% between the second quarter of 2012 and the second quarter of 2013.   Between the first half of 2012 and the first half of 2013, the Bow River reference price decreased by 9%, and the Hardisty Heavy reference price decreased by 13%. The majority of Bellatrix's heavy crude oil density ranges between 11 and 16 degrees API, consistent with the Hardisty Heavy reference price.

Bellatrix's natural gas sales are priced with reference to the daily or monthly AECO indices. Bellatrix's natural gas sold has a higher heat content than the industry average, which results in slightly higher prices per mcf than the daily AECO index.  During the 2013 second quarter, the AECO daily reference price increased by 86%, and the AECO monthly reference price increased by approximately 96% compared to the second quarter of 2012. Bellatrix's natural gas average sales price before commodity price risk management contracts for the three months ended June 30, 2013 increased by 90% to $3.85/mcf compared to $2.03/mcf in the second quarter of 2012. During the six months ended June 30, 2013, the AECO daily reference price increased by 66%, and the AECO monthly reference price increased by approximately 53% compared to the same period in 2012.  Bellatrix's natural gas average sales price before commodity price risk management contracts for the six months ended June 30, 2013 increased by 70% to $3.69/mcf compared to $2.17mcf in the first half of 2012. The greater increase in Bellatrix's realized natural gas prices compared to the daily AECO index between the six month periods was primarily due to the weighting of additional sales volumes realized at increasing prices between the 2013 and 2012 periods.  Bellatrix's natural gas average price after including commodity price risk management contracts for the three and six months ended June 30, 2013 was $3.68/mcf and $4.01/mcf, respectively, compared to $3.13/mcf and $2.75/mcf in the same periods in 2012, respectively.

Revenue

Revenue before other income, royalties and commodity price risk management contracts for the three months ended June 30, 2013 was $74.0 million, 47% higher than the $50.3 million realized in the second quarter of 2012. The increase in revenues between the periods was primarily due to increased natural gas and NGL sales volumes, and higher realized prices for all commodities between the periods, partially offset by reduced crude oil and condensate sales volumes experienced in the second quarter of 2013.  Revenue before other income, royalties and commodity price risk management contracts for the six month period ended June 30, 2013 was $138.9 million, 29% higher than the $108.0 million realized in the comparative 2012 period.

Revenue before other income, royalties and commodity price risk management contracts for crude oil and NGLs for the three months ended June 30, 2013 increased from the comparative 2012 period by approximately 6%, resulting from higher NGL sales volumes in conjunction with increased crude oil and NGL prices, partially offset by lower crude oil and condensate sales volumes when compared to the same period in 2012.  Revenue before other income, royalties and commodity price risk management contracts for crude oil and NGLs for the six months ended June 30, 2013 decreased from the comparative 2012 period by approximately 4%, resulting from increased NGL sales volumes and higher light oil and condensate prices, partially offset by lower crude oil sales volumes and reduced NGL and heavy oil prices when compared to the first half of 2012.  In the second quarter of 2013, total crude oil, condensate and NGL revenues contributed 55% of total revenue (before other) compared to 76% in the same period in 2012.  For the six months ended June 30, 2013, total crude oil, condensate and NGL revenues contributed 58% of total revenue (before other), compared to 77% in the same period in 2012.  Light crude oil, condensate and NGL revenues in the three and six month periods ended June 30, 2013 comprised 97% of total crude oil, condensate and NGL revenues (before other) for both periods, compared to a 94% and 95% composition realized in the three month and six month periods ended June 30, 2012, respectively.

Natural gas revenue before other income, royalties and commodity price risk management contracts for the second quarter of 2013 increased by approximately 180% compared to the second quarter of 2012 as a result of a 90% increase in realized gas prices before risk management in conjunction with an approximate 48% increase in sales volumes between the periods.  Natural gas revenue before other income, royalties and commodity price risk management contracts for the first six months of 2013 increased by approximately 141% compared to the six months ended June 30, 2012 as a result of a 70% increase in realized gas prices before risk management and an approximate 43% increase in sales volumes between the periods.

	Three months ended June 30,		Six months ended June 30,
($000s)	2013	2012	2013	2012
Light crude oil and condensate	31,557	31,467	62,346	68,060
NGLs (excluding condensate)	7,724	4,605	15,613	11,412
Heavy oil	1,292	2,292	2,244	4,163
Crude oil and NGLs	40,573	38,364	80,203	83,635
Natural gas	33,404	11,916	58,682	24,324
Total revenue before other	73,977	50,280	138,885	107,959
Other income (1)	587	434	1,222	946
Total revenue before royalties and risk management	74,564	50,714	140,107	108,905

(1)	Other income primarily consists of processing and other third party income.

Commodity Price Risk Management

The Company has a formal commodity price risk management policy which permits management to use specified price risk management strategies including fixed price contracts, collars and the purchase of floor price options and other derivative financial instruments and physical delivery sales contracts to reduce the impact of price volatility for a maximum of eighteen months beyond the transaction date. The program is designed to provide price protection on a portion of the Company's future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to funds flow from operations, as well as to ensure Bellatrix realizes positive economic returns from its capital development and acquisition activities.  The Company plans to continue its commodity price risk management strategies focusing on maintaining sufficient cash flow to fund Bellatrix's capital expenditure program.  Any remaining production is realized at market prices.

A summary of the financial commodity price risk management volumes and average prices by quarter currently outstanding as of August 7, 2013 is shown in the following tables:

Natural gas
Average Volumes (GJ/d)
			Q3 2013	Q4 2013
Fixed			55,000	35,109

	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Fixed	15,000	15,000	-	-

Average Price ($/GJ AECO C)
			Q3 2013	Q4 2013
Fixed			3.06	3.05

	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Fixed	3.05	3.05	-	-

Crude oil and liquids

Average Volumes (bbls/d)
			Q3 2013	Q4 2013
Fixed			3,663	4,000

	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Fixed	3,000	3,000	3,000	3,000

				Q4 2013
Call option				1,989

	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Call option	3,000	3,000	3,000	3,000

Average Price ($/bbl WTI)
			Q3 2013	Q4 2013
Fixed price (CDN$/bbl)			97.56	98.27

	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Fixed price (CDN$/bbl)	94.61	94.61	94.61	94.61

				Q4 2013
Call option (ceiling price) (US$/bbl)				110.00

	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Call option (ceiling price) (US$/bbl)	105.00	105.00	105.00	105.00

As of June 30, 2013, the fair value of Bellatrix's outstanding commodity contracts is a net unrealized liability of $6.1 million as reflected in the financial statements.  The fair value or mark-to-market value of these contracts is based on the estimated amount that would have been received or paid to settle the contracts as at June 30, 2013 and will be different from what will eventually be realized.  Changes in the fair value of the commodity contracts are recognized in the Consolidated Statements of Comprehensive Income within the financial statements.

The following is a summary of the gain (loss) on commodity contracts for the three and six months ended June 30, 2013 and 2012 as reflected in the Condensed Consolidated Statements of Comprehensive Income in the financial statements:

Commodity contracts
			Three months ended June 30,
($000s)	Crude Oil & Liquids	Natural Gas	2013 Total	2012 Total
Realized cash gain (loss) on contracts	709	(1,494)	(785)	5,926
Unrealized gain (loss) on contracts (2)	(490)	6,482	5,992	11,388
Total gain on commodity contracts	219	4,988	5,207	17,314

Commodity contracts
			Six months ended June 30,
($000s)	Crude Oil & Liquids	Natural Gas	2013 Total	2012 Total
Realized cash gain on contracts (1)	621	5,096	5,717	2,981
Unrealized gain (loss) on contracts (2)	1,517	(7,824)	(6,307)	16,256
Total gain (loss) on commodity contracts	2,138	(2,728)	(590)	19,237

(1)	In January 2013, the Company crystalized and realized $6.5 million in cash proceeds by resetting the
fixed prices on natural gas   commodity price risk management contracts for the period from April 1,
2013 through to October 31, 2013.
(2)	Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.

Royalties

For the three months ended June 30, 2013, total royalties were $12.6 million compared to $11.4 million incurred in the second quarter of 2012.  Overall royalties as a percentage of revenue (after transportation costs) in the second quarter of 2013 were 17% compared with 23% in the 2012 second quarter.  For the six months ended June 30, 2013, total royalties were $24.3 million compared to $18.0 million incurred in the first half of 2012.  Overall royalties as a percentage of revenue (after transportation costs) in the first six months of 2013 were 18%, compared with 17% in the same period in 2012.

Certain light oil wells are now incurring higher royalty rates as they come off the initial royalty incentive rates.  The Company's minor heavy oil properties, principally consisting of the Frog Lake Alberta assets, are also subject to high crown royalty rates. The Company's natural gas royalties are impacted by lower royalties on more recent wells in their early years of production under the Alberta royalty incentive program, offset by increased royalty rates on other wells now coming off initial royalty incentive rates and as other wells are drilled on Ferrier lands with higher combined Indian Oil and Gas Canada ("IOGC") and GORR royalty rates.

Natural gas royalties in the three months ended June 30, 2013 were reduced by $1.1 million of annual gas cost allowance adjustments.  Excluding these adjustments, the average natural gas and overall corporate royalty rate percentages for the second quarter of 2013 would be 9% and 19%, respectively.

Light oil royalties for the second quarter of 2012 include approximately $0.3 million of revisions to prior period estimates related to wells coming off the initial royalty incentive rates.  Second quarter 2012 royalties for NGLs include approximately $0.8 million of adjustments relating to previous estimates under the royalty incentive programs.  The heavy oil royalties for the second quarter of 2012 include $0.7 million of adjustments to royalty estimates of prior periods from a third-party operator.  Excluding the total $1.8 million adjustments noted above, the overall corporate royalty rate percentage for the second quarter of 2012 would be 19%.

Royalties by Commodity Type	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2013	2012	2013	2012
Light crude oil, condensate and NGLs	10,503	9,407	18,776	17,132
$/bbl	19.23	18.97	17.60	16.66
Average light crude oil, condensate and NGLs royalty rate (%)	27	26	24	22

Heavy Oil	369	1,340	797	1,938
$/bbl	19.78	40.01	21.92	33.38
Average heavy oil royalty rate (%)	29	61	37	48

Natural Gas	1,689	679	4,773	(1,031)
$/mcf	0.19	0.12	0.30	(0.09)
Average natural gas royalty rate (%)	5	6	8	(4)

Total	12,561	11,426	24,346	18,039
$/boe	6.25	7.58	6.49	6.11
Average total royalty rate (%)	17	23	18	17

Royalties by Type
	Three months ended June 30,		Six months ended June 30,
($000s)	2013	2012	2013	2012
Crown royalties	2,994	4,088	6,113	5,909
Indian Oil and Gas Canada royalties	4,438	1,538	7,160	2,902
Freehold & GORR	5,129	5,800	11,073	9,228
Total	12,561	11,426	24,346	18,039

Expenses
	Three months ended June 30,		Six months ended June 30,
($000s)	2013	2012	2013	2012
Production	17,383	13,272	32,441	26,578
Transportation	1,662	820	3,107	2,478
General and administrative	2,499	3,724	6,085	6,485
Interest and financing charges (1)	3,542	2,426	6,586	4,528
Share-based compensation	241	767	1,691	1,560
(1) Does not include financing charges in relation to the Company's accretion of decommissioning liabilities.

Expenses per boe
	Three months ended June 30,		Six months ended June 30,
($ per boe)	2013	2012	2013	2012
Production	8.64	8.80	8.65	9.00
Transportation	0.83	0.55	0.83	0.83
General and administrative	1.24	2.47	1.62	2.19
Interest and financing charges	1.76	1.61	1.75	1.53
Share-based compensation	0.12	0.51	0.45	0.53

Production Expenses

For the three and six months ended June 30, 2013, production expenses totaled $17.4 million ($8.64/boe) and $32.4 million ($8.65/boe), compared to $13.3 million ($8.80/boe) and $26.6 million ($9.00/boe) in the three and six months ended June 30, 2012, respectively.  For the three and six months ended June 30, 2013, production expenses increased overall, while decreasing on a per boe basis when compared to the same periods in 2012.  The decrease in production expenses on a boe basis in the first half of 2013 was primarily due to increased production in areas with lower production expenses, as well as reduced processing fees in certain areas and continued field optimization projects.  Q2 2013 production expenses per boe were slightly higher than anticipated due to plant turnarounds during the quarter requiring some natural gas to be temporarily shifted to a plant with higher fees.

Bellatrix is targeting operating costs of approximately $68.6 million ($8.00/boe) in the 2013 year, which is a reduction from the $8.73/boe operating costs incurred for the 2012 year.  This is based upon assumptions of estimated 2013 average production of approximately 23,000 boe/d to 24,000 boe/d, continued field optimization work and planned capital expenditures in producing areas which are anticipated to have lower operating costs.

Production Expenses by Commodity Type
	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2013	2012	2013	2012
Light crude oil, condensate and NGLs	7,300	6,096	14,137	10,630
$/bbl	13.37	12.30	13.25	10.34

Heavy oil	321	474	611	895
$/bbl	17.21	14.15	16.79	15.37

Natural gas	9,762	6,702	17,693	15,053
$/mcf	1.12	1.14	1.11	1.34

Total	17,383	13,272	32,441	26,578
$/boe	8.64	8.80	8.65	9.00

Total	17,383	13,272	32,441	26,578
Processing and other third party income (1)	(587)	(434)	(1,222)	(946)
Total after deducting processing and other third party income	16,796	12,838	31,219	25,632
$/boe	8.35	8.51	8.32	8.68

(1)	Processing and other third party income is included within petroleum and natural gas sales on the Consolidated Statements of Comprehensive Income.

Transportation

Transportation expenses for the three and six months ended June 30, 2013 were $1.7 million ($0.83/boe) and $3.1 million ($0.83/boe), respectively, compared to $0.8 million ($0.55/boe) and $2.5 million ($0.83/boe) in the same periods in 2012. The increase in overall and per boe costs between the second quarter of 2012 and the second quarter of 2013 is reflective of liquids production from new wells which came on production during Q2 2013 initially being trucked at a higher cost per boe rather than transported through pipelines.

Operating Netback

Field Operating Netback - Corporate (before risk management)
	Three months ended June 30,		Six months ended June 30,
($/boe)	2013	2012	2013	2012
Sales	36.78	33.35	37.01	36.54
Transportation	(0.83)	(0.55)	(0.83)	(0.83)
Royalties	(6.25)	(7.58)	(6.49)	(6.11)
Production expense	(8.64)	(8.80)	(8.65)	(9.00)
Field operating netback	21.06	16.42	21.04	20.60

For the second quarter of 2013, the corporate field operating netback (before commodity price risk management contracts) was $21.06/boe compared to $16.42/boe in the second quarter of 2012.  The higher netback was primarily the result of higher commodity prices in conjunction with lower royalty and production expenses, offset slightly by increased transportation expenses.  After including commodity price risk management contracts, the corporate field operating netback for the three months ended June 30, 2013 was $20.68/boe compared to $20.35/boe in the 2012 second quarter. Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

For the six months ended June 30, 2013, the corporate field operating netback (before commodity price risk management contracts) was $21.04/boe compared to $20.60/boe in the same period in 2012.  The higher netback was primarily the result of higher natural gas, light oil and condensate prices in conjunction with reduced production expenses, offset partially by lower NGL and heavy oil prices, and increased royalty expenses between the periods.  After including commodity price risk management contracts, the corporate field operating netback for the six months ended June 30, 2013 was $22.58/boe compared to $21.61/boe in the first half of 2012.

Field Operating Netback - Crude Oil, Condensate and NGLs (before risk management)
	Three months ended June 30,		Six months ended June 30,
($/bbl)	2013	2012	2013	2012
Sales	71.84	72.47	72.70	76.99
Transportation	(0.85)	(0.55)	(0.89)	(1.01)
Royalties	(19.25)	(20.30)	(17.74)	(17.55)
Production expense	(13.49)	(12.41)	(13.37)	(10.61)
Field operating netback	38.25	39.21	40.70	47.82

Field operating netback for crude oil, condensate and NGLs averaged $38.25/bbl for the three months ended June 30, 2013, a 2% decrease from $39.21/bbl realized in the second quarter of 2012. In the second quarter of 2013, Bellatrix's combined crude oil and NGLs average price (before risk management) decreased by approximately 1% compared to the same period in 2012.  The commodity price decrease in conjunction with increases in production and transportation expenses was partially offset by decreased royalty expenses, resulting in the overall decrease to the field operating netback for crude oil, condensate and NGLs.  After including commodity price risk management contracts, field operating netback for crude oil and NGLs for the three months ended June 30, 2013 increased to $39.50/boe compared to $38.18/boe in the second quarter of 2012.

For the six months ended June 30, 2013, field operating netback for crude oil, condensate and NGLs averaged $40.70/bbl, a decrease of 15% from $47.82/bbl realized in the same period in 2012. In the first half of 2013, Bellatrix's combined crude oil and NGLs average price (before risk management) decreased by approximately 6% compared to the same period in 2012.  The commodity price decrease in conjunction with increased production and royalty expenses was partially offset by decreased transportation expenses, resulting in the overall decrease to the field operating netback for crude oil, condensate and NGLs.  After including commodity price risk management contracts, field operating netback for crude oil and NGLs for the six months ended June 30, 2013 increased to $41.26/boe compared to $44.59/boe in the first half of 2012.

Field Operating Netback - Natural Gas (before risk management)
	Three months ended June 30,		Six months ended June 30,
($/mcf)	2013	2012	2013	2012
Sales	3.85	2.03	3.69	2.17
Transportation	(0.14)	(0.09)	(0.14)	(0.12)
Royalties	(0.19)	(0.12)	(0.30)	0.09
Production expense	(1.12)	(1.14)	(1.11)	(1.34)
Field operating netback	2.40	0.68	2.14	0.80

Field operating netback for natural gas in the three months ended June 30, 2013 increased by 253% to $2.40/mcf, compared to $0.68/mcf realized in the second quarter of 2012, reflecting increased natural gas prices, and reduced production expenses, offset somewhat by slightly increased royalty and transportation expenses.  After including commodity price risk management contracts, field operating netback for natural gas for the three months ended June 30, 2013 decreased to $2.22/mcf, which compared to $1.78/mcf in the 2012 second quarter.

For the six months ended June 30, 2013, field operating netback for natural gas increased by 168% to $2.14/mcf, compared to $0.80/mcf realized in the first half of 2012, reflecting increased natural gas prices, and reduced production expenses, offset somewhat by an overall royalty expense compared to an overall recovery in the 2012 period, and higher transportation costs.  After including commodity price risk management contracts, field operating netback for natural gas for the six months ended June 30, 2013 increased to $2.47/mcf, which compared to $1.37/mcf in the same period in 2012.

General and Administrative

General and administrative ("G&A") expenses (after capitalized G&A and recoveries) for the three and six months ended June 30, 2013 were $2.5 million ($1.24/boe) and $6.1 million ($1.62/boe), respectively, compared to $3.7 million ($2.47/boe) and $6.5 million ($2.19/boe), for the same periods in 2012.  G&A expenses in the second quarter of 2013 were lower in comparison to the same period in 2012, which is reflective of higher capitalized G&A and recoveries offset partially by higher compensation costs. G&A expenses in the first six months of 2013 were lower in comparison to the same period in 2012, which is reflective of higher capitalized G&A and recoveries offset partially by higher compensation costs. On a boe basis, G&A for the three months ended June 30, 2013 decreased by approximately 50% when compared to the second quarter of 2012. The decrease was primarily as a result of lower overall costs and higher average sales volumes in the second quarter of 2013.

For 2013, the Company is anticipating G&A expenses after capitalization to be approximately $19.3 million ($2.25/boe) based on estimated 2013 average production volumes of approximately 23,000 boe/d to 24,000 boe/d.

General and Administrative Expenses
	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2013	2012	2013	2012
Gross expenses	6,754	5,116	12,919	9,994
Capitalized	(1,307)	(1,119)	(2,458)	(2,161)
Recoveries	(2,948)	(273)	(4,376)	(1,348)
G&A expenses	2,499	3,724	6,085	6,485
G&A expenses, per unit ($/boe)	1.24	2.47	1.62	2.19

Interest and Financing Charges

For the three and six months ended June 30, 2013, Bellatrix recorded $3.5 million ($1.76/boe) and $6.6 million ($1.76/boe), respectively, of interest and financing charges related to bank debt and its debentures, compared to $2.4 million ($1.61/boe) and $4.5 million ($1.53/boe) for the same periods in 2012. The overall increase in interest and financing charges between the periods was primarily due to greater interest and accretion charges in relation to the Company's outstanding debentures in conjunction with higher interest charges related to the Company's long-term debt as the Company carried a higher average debt balance in the second quarter of 2013 compared to the 2012 second quarter.  Bellatrix's total net debt at June 30, 2013 of $256.5 million includes the $51.5 million liability portion of its $55 million principal amount of 4.75% convertible unsecured subordinated debentures (the "4.75% Debentures"), $194.0 million of bank debt and the net balance of the working capital deficiency. The 4.75% Debentures have a maturity date of April 30, 2015.

Interest and Financing Charges (1)
	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2013	2012	2013	2012
Interest and financing charges	3,542	2,428	6,586	4,530
Interest and financing charges ($/boe)	1.76	1.61	1.76	1.53
(1) Does not include financing charges in relation to the Company's accretion of decommissioning liabilities

Debt to Funds Flow from Operations Ratio
	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2013	2012	2013	2012

Shareholders' equity	402,904	369,812	402,904	369,812

Long-term debt	194,002	114,275	194,002	114,275
Convertible debentures (liability component)	51,536	49,860	51,536	49,860
Working capital (excess) deficiency (2)	10,927	(7,794)	10,927	(7,794)
Total net debt (2) at period end	256,465	156,341	256,465	156,341

Debt to funds flow from operations (1) ratio (annualized) (3)
Funds flow from operations (1) (annualized)	146,252	101,464	148,216	109,120
Total net debt (2) at period end	256,465	156,341	256,465	156,341
Total net debt to periods funds flow from operations ratio (annualized) (3)	1.8x	1.5x	1.7x	1.4x

Net debt (2) (excluding convertible debentures) at period end	204,929	106,481	204,929	106,481
Net debt to periods funds flow from operations ratio (annualized) (3)	1.4x	1.1x	1.4x	1.0x

Debt to funds flow from operations (1) ratio (trailing) (4)
Funds flow from operations (1) (trailing)	130,586	108,747	130,586	108,747
Total net debt (2) to funds flow from operations (trailing)	2.0x	1.4x	2.0x	1.4x

Net debt (2) (excluding convertible debentures) to funds flow from operations for the period	1.6x	1.0x	1.6x	1.0x

(1)	As detailed previously in this Management's Discussion and Analysis, funds flow from operations is a term that does not have any standardized meaning under GAAP.  Funds flow from operations is calculated as cash flow from operating activities, less decommissioning costs incurred and changes in non-cash working capital incurred.  Refer to the reconciliation of cash flow from operating activities to funds flow from operations appearing elsewhere herein.
(2)	Net debt and total net debt are considered additional GAAP measures. The Company's calculation of total net debt includes the liability component of convertible debentures and excludes deferred liabilities, long-term commodity contract liabilities, decommissioning liabilities, long-term finance lease obligation and the deferred tax liability.  Net debt and total net debt include the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligation.  Net debt also excludes the liability component of convertible debentures.  Refer to the following reconciliation of total liabilities to total net debt and net debt.
(3)	Total net debt and net debt to periods funds flow from operations ratio (annualized) is calculated based upon second quarter funds flow from operations annualized.
(4)	Trailing periods funds flow from operations ratio annualized is based on the twelve-month periods ended June 30, 2013 and June 30, 2012.

Reconciliation of Total Liabilities to Total Net Debt and Net Debt
	As at June 30,
($000s)	2013	2012
Total liabilities per financial statements	376,744	251,073
Current liabilities included within working capital calculation	(68,069)	(36,210)
Commodity contract liability	(1,539)	(1,625)
Decommissioning liabilities	(43,102)	(44,725)
Finance lease obligation	(12,406)	(4,378)
Deferred Taxes	(6,090)	-

Working Capital
Current assets	(51,089)	(50,752)
Current liabilities	68,069	36,210
Current portion of finance lease	(1,459)	(501)
Net commodity contract asset (liability)	(4,594)	7,249
	10,927	(7,794)
Total net debt	256,465	156,341
Convertible debentures	(51,536)	(49,860)
Net debt	204,929	106,481

Share-Based Compensation

Non-cash share-based compensation expense for the three months ended June 30, 2013 was $0.2 million compared to $0.8 million in the same period in 2012. The overall decrease in non-cash share-based compensation expense between the periods is primarily a result of a Deferred Share Unit Plan expense recovery of $0.2 million (2012: expense of $0.3 million) which resulted from the revaluation of outstanding grants to a lower share trading price at June 30, 2013 than at March 31, 2013, and a lower expense net of forfeitures for the Company's outstanding share options of $0.7 million (2012: $0.9 million), offset partially by lower capitalized share-based compensation of $0.3 million (2012: $0.4 million).

For the six months ended June 30, 2013, non-cash share-based compensation expense was $1.7 million compared to $1.6 million in the first half of 2012. The overall increase in non-cash share-based compensation expense between the periods is primarily a result of greater Deferred Share Unit Plan expenses of $0.8 million (2012: $0.4 million) which reflected increases to the Company's share trading price during the six month period, and lower capitalized share-based compensation of $0.7 million (2012: $0.9 million), offset partially by a lower expense net of forfeitures for the Company's outstanding share options of $1.6 million (2012: $2.1 million).

Depletion and Depreciation

Depletion and depreciation expense for the three and six month periods ended June 30, 2013 was $20.9 million ($10.38/boe) and $38.0 million ($10.12/boe), compared to $19.7 million ($13.07/boe) and $39.2 million ($13.26/boe), recognized in the same periods in 2012, respectively.  For both the three and six month periods, the decrease in depletion and depreciation expense between the periods, on a per boe basis, was primarily a result of an increase in the reserve base used for the depletion calculation, partially offset by a higher cost base and increased future development costs.

For the three months ended June 30, 2013 Bellatrix has included a total of $504.7 million (2012: $348.2 million) for future development costs in the depletion calculation and excluded from the depletion calculation a total of $39.3 million (2012: $35.1 million) for estimated salvage.

Depletion and Depreciation

	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2013	2012	2013	2012
Depletion and Depreciation	20,877	19,710	37,967	39,172
Per unit ($/boe)	10.38	13.07	10.12	13.26

Impairment of Assets

In accordance with IFRS, the Company calculates an impairment test when there are indicators of impairment.  The impairment test is performed at the asset or cash generating unit ("CGU") level.  IAS 36 - "Impairment of Assets" ("IAS 36") is a one-step process for testing and measuring impairment of assets.  Under IAS 36, the asset or CGU's carrying value is compared to the higher of: value-in-use and fair value less costs to sell.  Value-in-use is defined as the present value of the future cash flows expected to be derived from the asset or CGU.

As at June 30, 2013, Bellatrix reviewed and determined there were no impairment indicators requiring an impairment test to be performed.

When performed, the impairment test is based upon the higher of value-in-use and estimated fair market values for the Company's properties, including but not limited to an updated external reserve engineering report. This report incorporates a full evaluation of reserves on an annual basis or internal reserve updates at quarterly periods, and the latest commodity pricing deck.  Estimating reserves is very complex, requiring many judgments based on available geological, geophysical, engineering and economic data.  Changes in these judgments could have a material impact on the estimated reserves.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available and as the economic environment changes.

Income Taxes

Deferred income taxes arise from differences between the accounting and tax basis of the Company's assets and liabilities.  For the three and six month periods ended June 30, 2013, the Company recognized a deferred income tax expense of $5.3 million and $7.1 million compared to $3.5 million and $6.8 million in the same periods in 2012, respectively.

At June 30, 2013, the Company had a total deferred tax liability balance of $6.1 million.

At June 30, 2013, Bellatrix had approximately $649 million in tax pools available for deduction against future income as follows:

($000s)	Rate %	2013	2012
Intangible resource pools:
Canadian exploration expenses	100	42,600	47,600
Canadian development expenses	30	443,500	368,300
Canadian oil and gas property expenses	10	39,400	23,700
Foreign resource expenses	10	700	800
Attributed Canadian Royalty Income	(Alberta) 100	16,100	16,100
Undepreciated capital cost (1)	6 - 55	94,900	80,800
Non-capital losses (expire through 2027)	100	10,000	10,000
Financing costs	20 S.L.	2,000	3,300
		649,200	550,600

(1)	Approximately $88 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.

Cash Flow from Operating Activities, Funds Flow from Operations and Net Profit

As detailed previously in this MD&A, funds flow from operations is a term that does not have any standardized meaning under GAAP.  Funds flow from operations is calculated as cash flow from operating activities before decommissioning costs incurred and changes in non-cash working capital incurred.

Reconciliation of Cash Flow from Operating Activities and Funds Flow from Operations
	Three months ended June 30,		Six months ended June 30,
($000s)	2013	2012	2013	2012

Cash flow from operating activities	29,611	28,458	65,138	52,514

Decommissioning costs incurred	268	186	547	363

Change in non-cash working capital	6,684	(3,278)	8,423	1,683

Funds flow from operations	36,563	25,366	74,108	54,560

Bellatrix's cash flow from operating activities of $29.6 million ($0.27 per basic share and $0.25 per diluted share) for the three months ended June 30, 2013 increased approximately 4% from the $28.5 million ($0.24 per basic share and $0.22 per diluted share) generated in the second quarter of 2012.  Bellatrix generated funds flow from operations of $36.6 million ($0.34 per basic share and $0.31 per diluted share) for the three months ended June 30, 2013, an increase of 44% from $25.4 million ($0.24 per basic share and $0.22 per diluted share) for the 2012 second quarter.

Bellatrix's cash flow from operating activities of $65.1 million ($0.60 per basic share and $0.55 per diluted share) for the six months ended June 30, 2013 increased approximately 24% from the $52.5 million ($0.49 per basic share and $0.45 per diluted share) generated in the first half of 2012.  Bellatrix generated funds flow from operations of $74.1 million ($0.69 per basic share and $0.63 per diluted share) for the six months ended June 30, 2013, an increase of 36% from $54.6 million ($0.51 per basic share and $0.47 per diluted share) for the first six months of 2012.

The increase in funds flow from operations between the three months ended June 30, 2013 and the same period in 2012 was principally due to higher overall funds from operating netbacks and reduced general and administrative expenses, offset partially by increased financing expenses and a net loss on realized commodity contracts in the 2013 three month period compared a gain realized in the same period in 2012.   The increase in funds flow from operations between the six months ended June 30, 2013 and the six months ended June 30, 2012 was principally due to higher overall funds from operating netbacks, a higher net realized gain on commodity contracts, and reduced general and administrative expenses, offset partially by increased financing expenses in the 2013 six month period compared to the same period in 2012.

Bellatrix's funds flow from operating activities of $36.6 million ($0.34 per basic share and $0.31 per diluted share) for the three months ended June 30, 2013 decreased approximately 2% from the $37.5 million ($0.35 per basic share and $0.32 per diluted share) generated in the first quarter of 2013 due to the Company realizing $6.5 million in cash proceeds in Q1 2013 by resetting the fixed prices on certain natural gas commodity price risk management contracts.

Bellatrix maintains a commodity price risk management program to provide a measure of stability to funds flow from operations.  Unrealized mark-to-market gains or losses are non-cash adjustments to the current fair market value of the contract over its entire term and are included in the calculation of net profit.

As previously noted in this MD&A, net profit before certain non-cash items is a non-GAAP measure. A reconciliation between this measure and net loss per the Consolidated Statement of Comprehensive Income is provided below.

For the three and six months ended June 30, 2013, net profit before certain non-cash items, net of associated deferred tax impacts, was $11.0 million and $24.6 million, compared to $3.1 million and $9.2 million in the three and six months ended June 30, 2012, respectively.

Reconciliation of Net Profit to Net Profit Before Certain Non-Cash Items
	Three months ended June 30,		Six months ended June 30,
($000s)	2013	2012	2013	2012

Net profit per financial statements	15,466	9,963	20,027	19,135

Items subject to reversal

Unrealized (gain) loss on commodity contracts	(5,992)	(11,388)	6,307	(16,256)

Loss (gain) on property dispositions and swaps	-	2,269	(250)	3,028

Deferred tax impact of above items	1,498	2,280	(1,514)	3,307

Net profit before certain non-cash items	10,972	3,124	24,570	9,214

A net profit of $15.5 million ($0.14 per basic share and $0.13 per diluted share) was recognized for the three months ended June 30, 2013, compared to a net profit of $10.0 million ($0.09 per basic share and $0.09 per diluted share) in the second quarter of 2012.  The higher net profit recorded in the three months ended June 30, 2013 compared to the 2012 second quarter was primarily a consequence of higher cash flows as noted above, lower stock-based compensation expenses, and a loss on property disposition realized in the 2012 period, partially offset by a lower unrealized gain on commodity contracts, increased depletion and depreciation expense, higher future income tax expense, and increased finance expense.

A net profit of $20.0 million ($0.19 per basic share and $0.18 per diluted share) was recognized for the six months ended June 30, 2013, compared to a net profit of $19.1 million ($0.18 per basic share and $0.17 per diluted share) in the first half of 2012.  The higher net profit recorded in the six months ended June 30, 2013 compared to the same period in 2012 was primarily a consequence of higher cash flows as noted above, lower depletion and depreciation expense, and a total gain on property dispositions in the 2013 period compared to a loss in the 2012 period, offset partially by a total loss on unrealized commodity contracts in the 2013 period compared to a gain in the 2012 period, slightly higher stock-based compensation expense, and higher future income tax expense.

Cash Flow from Operating Activities, Funds Flow from Operations and Net Profit

	Three months ended June 30,		Six months ended June 30,
($000s, except per share amounts)	2013	2012	2013	2012
Cash flow from operating activities	29,611	28,458	65,138	52,514
Basic ($/share)	0.27	0.24	0.60	0.49
Diluted ($/share)	0.25	0.22	0.55	0.45
Funds flow from operations	36,563	25,366	74,108	54,560
Basic ($/share)	0.34	0.24	0.69	0.51
Diluted ($/share)	0.31	0.22	0.63	0.47
Net profit	15,466	9,963	20,027	19,135
Basic ($/share)	0.14	0.09	0.19	0.18
Diluted ($/share)	0.13	0.09	0.18	0.17

Capital Expenditures

Bellatrix invested $46.7 million and $138.3 million in capital expenditures during the three and six months ended June 30, 2013, compared to $18.3 million and $92.5 million in the three and six months ended June 30, 2012, respectively.

Capital Expenditures
	Three months ended June 30,		Six months ended June 30,
($000s)	2013	2012	2013	2012
Lease acquisitions and retention	1,235	205	6,841	3,194
Geological and geophysical	35	83	58	42
Drilling and completion costs	30,597	7,967	99,924	70,137
Facilities and equipment	14,305	9,969	30,809	18,912
Exploration and development (1)	46,172	18,224	137,632	92,285
Corporate (2)	543	75	682	145
Property acquisitions	(16)	30	(6)	30
Total capital expenditures - cash	46,699	18,329	138,308	92,460
Property dispositions - cash	-	(2,045)	5	(2,345)
Total net capital expenditures - cash	46,699	16,284	138,313	90,115
Other - non-cash (3)	(1,308)	298	(521)	114
Total net capital expenditures	45,391	16,582	137,792	90,259

(1)	Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.
(2)	Corporate includes office leasehold improvements, furniture, fixtures and equipment.
(3)	Other includes non-cash adjustments for the current period's decommissioning liabilities and share based compensation.

In the first half of 2013, Bellatrix posted a 100% success rate drilling and/or participating in 26 gross (22.08 net) wells, resulting in 23 gross (19.98 net) Cardium oil wells, and 3 gross (2.10 net) Notikewin/Falher liquids-rich gas wells. During the second quarter of 2013, Bellatrix drilled or participated in 5 gross (5 net) Cardium oil wells.

By comparison, Bellatrix drilled or participated in 15 gross (12.44 net) wells during the first half of 2012, which included 11 gross (8.94 net) Cardium light oil horizontal wells, 1 gross (1 net) Duvernay natural gas horizontal well, 1 gross (0.5 net) Notikewin natural gas horizontal well, and 2 gross (2 net) Cardium natural gas horizontal well.

In April 2013, the Company commissioned 26.5 km of 12 inch pipeline and 7.76 km of dual 10 inch pipelines designed to send up to 120 mmcf/d from the Ferrier area to the third party operated Minnehik Buck Lake Gas Plant. In addition, on April 20, 2013 Bellatrix completed doubling the capacity of the 100% working interest 09-03 Compression Facility to 50 mmcf/day.  The Company also initiated expansion of the 2-10 Brazeau Battery and Gas Compression Facility from 15mmcf/d to 40 mmcf/d of capacity.  The expansion was commissioned on August 1, 2013.

The $46.7 million capital program for the three months ended June 30, 2013 was financed from funds flow from operations and bank debt.

Based on the current economic conditions and Bellatrix's operating forecast for 2013, the Company budgets a capital program of $235 million funded from the Company's cash flows and to the extent necessary, bank indebtedness.  The 2013 capital budget is expected to be directed primarily towards horizontal drilling and completions activities in the Cardium and Notikewin areas.

Decommissioning Liabilities

At June 30, 2013, Bellatrix has recorded decommissioning liabilities of $43.1 million, compared to $43.9 million at December 31, 2012, for future abandonment and reclamation of the Company's properties.  For the six months ended June 30, 2013, decommissioning liabilities decreased by a net $0.8 million as a result of $0.9 million incurred on property acquisitions and development activities and $0.4 million as a result of charges for the unwinding of the discount rates used for assessing liability fair values, offset by a $1.5 million decrease for changes in estimates, and a $0.6 million decrease for liabilities settled during the period.  The $1.5 million decrease as a result of changes in estimates was primarily due to a discount rate variation at June 30, 2013 compared to December 31, 2012, in addition to other abandonment liability revisions.

Liquidity and Capital Resources

As an oil and gas business, Bellatrix has a declining asset base and therefore relies on ongoing development and acquisitions to replace production and add additional reserves. Future oil and natural gas production and reserves are highly dependent upon the success of exploiting the Company's existing asset base and in acquiring additional reserves. To the extent Bellatrix is successful or unsuccessful in these activities, cash flow could be increased or decreased.

Bellatrix is focused on growing oil and natural gas production from its diversified portfolio of existing and emerging resource plays in Western Canada.  Bellatrix remains highly focused on key business objectives of maintaining financial strength and optimizing capital investments - which it seeks to attain through a disciplined approach to capital spending, a flexible investment program and financial stewardship. Natural gas prices are primarily driven by North American supply and demand, with weather being the key factor in the short term.  Bellatrix believes that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs.  Bellatrix's results are affected by external market and risk factors, such as fluctuations in the prices of crude oil and natural gas, movements in foreign currency exchange rates and inflationary pressures on service costs. Market conditions have resulted in Bellatrix experiencing recent upward trends in crude oil pricing and natural gas pricing.

Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies.  Such strategies encompass, among other factors: having adequate sources of financing available through its bank credit facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with operating debt covenants.  Bellatrix is fully compliant with all of its operating debt covenants.

Bellatrix generally relies upon its operating cash flows and its credit facilities to fund capital requirements and provide liquidity.  Future liquidity depends primarily on cash flow generated from operations, existing credit facilities and the ability to access debt and equity markets.  From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs.  There can be no assurance that future debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.

Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix's trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.

A substantial portion of Bellatrix's accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks.  Bellatrix currently sells substantially all of its production to seven primary purchasers under standard industry sale and payment terms.  The most significant 60 day exposure to a single counterparty is currently approximately $14 million.  Purchasers of Bellatrix's natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix reducing or mitigating its exposures to certain counterparties where it is deemed warranted and permitted under contractual terms.

Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties.  In the event such entities fail to meet their contractual obligations to Bellatrix, such failures may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.  In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner's willingness to participate in Bellatrix's ongoing capital program, potentially delaying the program and the results of such program until Bellatrix finds a suitable alternative partner.

Total net debt levels of $256.5 million at June 30, 2013 have increased by $66.9 million from $189.6 million at December 31, 2012, primarily as a consequence of an increase in a working capital deficiency and bank debt as the Company executed the first half of its 2013 capital program. Total net debt includes the liability component of the 4.75% Debentures and excludes unrealized commodity contract assets and liabilities, deferred taxes, finance lease obligations, deferred liabilities and decommissioning liabilities.

Funds flow from operations represents 54% of the funding requirements for Bellatrix's capital expenditures for the six months ended June 30, 2013.

As of June 30, 2013, the Company's credit facilities consisted of a $45 million demand operating facility provided by a Canadian bank and a $210 million extendible revolving term credit facility provided by two Canadian banks and a Canadian financial institution.  Amounts borrowed under the credit facility bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, the LIBOR margin rate, or the bankers' acceptance stamping fee, plus between 1.00% and 3.50%, depending on the type of borrowing and the Company's debt to cash flow ratio.  The credit facilities are secured by a $400 million debenture containing a first ranking charge and security interest.  Bellatrix has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.  A standby fee is charged of between 0.50% and 0.875% on the undrawn portion of the credit facilities, depending upon the Company's debt to cash flow ratio.

Effective April 30, 2013, the banking syndicate approved to increase the borrowing base from $220 million to $255 million through to November 30, 2013.  The revolving period of the credit facility was extended from June 25, 2013 to June 24, 2014.

The revolving period for the revolving term credit facility will end on June 24, 2014, unless extended for a further 364  day period.  Should the facility not be extended it will convert to a non-revolving term facility with the full amount outstanding due 366 days after the last day of the revolving period of June 24, 2014.  The borrowing base will be subject to re-determination on May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on November 30, 2013.

As at June 30, 2013, approximately $61.0 million or 24% of unused and available bank credit under its credit facilities was available to fund Bellatrix's ongoing capital spending and operational requirements.

Bellatrix currently has commitments associated with its credit facilities outlined above and the commitments outlined under the "Commitments" section.  Bellatrix continually monitors its capital spending program in light of the recent volatility with respect to commodity prices and Canadian dollar exchange rates with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations with funds flow from operations and draws on Bellatrix's credit facility, as necessary.  Bellatrix has the ability to fund its 2013 capital program of $235 million by utilizing cash flow, proceeds from asset dispositions, and to the extent necessary, bank indebtedness.

As at July 31, 2013, Bellatrix had outstanding a total of 9,163,228 options exercisable at an average exercise price of $3.44 per share, $55.0 million principal amount of 4.75% Debentures convertible into common shares (at a conversion price of $5.60 per share) and 107,929,661 common shares.

Commitments

As at June 30, 2013, Bellatrix committed to drill 2 gross (1.17 net) wells pursuant to farm-in agreements.  Bellatrix expects to satisfy these drilling commitments at an estimated cost of approximately $3.8 million.

In addition, Bellatrix entered into two joint operation agreements during the 2011 year and an additional joint operation agreement during 2012. The agreements include a minimum commitment for the Company to drill a specified number of wells each year over the term of the individual agreements. The details of these agreements are provided in the table below:

Joint Operation Agreement	Feb. 1, 2011	Aug. 4, 2011	Dec. 14, 2012
Agreement Term	2011 to 2015	2011 to 2016	2014 to 2018
Minimum wells per year (gross and net)	3	5 to 10	2
Minimum total wells (gross and net)	15	40	10
Estimated total cost ($000s)	$52.5	$140.0	$35.0
Remaining wells to drill at June 30, 2013	1	20	10
Remaining estimated total cost ($000s)	$3.5	$70.0	$35.0

Bellatrix will also have drilling commitments related to the recently announced Grafton Joint Venture. Some of these drilling commitments are expected to be satisfied in conjunction with drilling commitments relating to the Joint Operation Agreements noted above.  Bellatrix's net capital commitment to the $122 million Grafton Joint Venture is $22.0 million.

In addition, Bellatrix will also have drilling commitments associated with its recently announced pending Baptiste joint venture agreement in August, 2013. Closing of this agreement is expected to occur on or before September 16, 2013.  Refer to the details discussed earlier herein.

The Company had the following liabilities as at June 30, 2013:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	4-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$62,016	$62,016	$-	$-	$-
Long-term debt - principal (2)	194,002	-	194,002	-	-
Convertible debentures - principal	55,000	-	55,000	-	-
Convertible debentures - interest (3)	4,789	2,613	2,176	-	-
Commodity contract liability	6,133	4,594	1,539	-	-
Decommissioning liabilities (4)	43,102	-	7,614	6,079	29,409
Finance lease obligation	13,865	1,459	3,142	2,972	6,292
Total	$378,907	$70,682	$263,473	$9,051	$35,701

(1)	Includes $0.4 million of accrued coupon interest payable in relation to the 4.75% Debentures and $0.4 million of accrued interest payable in relation to the credit facilities is included in Accounts Payable and
Accrued Liabilities.
(2)	Bank debt is based on a revolving term which is reviewed annually and converts to a 366 day non-revolving facility if not renewed. Interest due on the bank credit facility is calculated based upon floating rates.
(3)	The 4.75% Debentures outstanding at June 30, 2013 bear interest at a coupon rate of 4.75%, which currently requires total annual interest payments of $2.6 million.
(4)	Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company's properties (between 2014 and 2053).

Off-Balance Sheet Arrangements

The Company has certain fixed-term lease agreements, including primarily office space leases, which were entered into in the normal course of operations.  All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease.  The lease agreements do not currently provide for early termination.  No asset or liability value has been assigned to these leases in the balance sheet as of June 30, 2013.

Business Prospects and 2013 Year Outlook

Bellatrix continues to develop its core assets and conduct exploration programs utilizing its large inventory of geological prospects.  As at June 30, 2013, Bellatrix has approximately 201,891 net undeveloped acres and approximately 1,700 net remaining locations ($8.22 billion in future drilling capital requirements at current average costs) on the Company's two core propitious resource plays to fuel Bellatrix's future growth.

In the short term, as a result of disruption in field production in early July due to the impact of rolling power blackouts and the delay in commencing the Q3 drilling program due to the wet field conditions, the Company is anticipating Q3 2013 production levels to remain consistent with Q2 2013 production levels. However, Bellatrix continues to expect it will meet its previously announced 2013 calendar year guidance to provide average daily production of 23,000 to 24,000 boe/d and 2013 exit rate of 30,000 to 31,000 boe/d. The Company has 5 drilling rigs working in West Central Alberta currently and will continue to ramp up activity into Q4 as the existing joint ventures come into play.

Business Risks and Uncertainties

The reader is advised that Bellatrix continues to be subject to various types of business risks and uncertainties as described in the Company's Management Discussion and Analysis for the year ended December 31, 2012, and the Company's Annual Information Form for the year ended December 31, 2012, and the Company's Annual Report on Form 40-F for the year ended December 31, 2012, which has been filed with the United States Securities and Exchange Commission and may be accessed at www.sec.gov.

Critical Accounting Estimates and Accounting Policies

The reader is advised that the critical accounting estimates, policies, and practices described in the Company's Management Discussion and Analysis for the year ended December 31, 2012 continue to be critical in determining Bellatrix's unaudited financial results as of June 30, 2013. There were no changes in accounting policies during the six months ended June 30, 2013, except as below:

On January 1, 2013, the Company adopted new standards with respect to consolidations (IFRS 10), joint arrangements (IFRS 11), disclosure of interests in other entities (IFRS 12), fair value measurements (IFRS 13), and amendments to financial instrument disclosures (IFRS 7).  The adoption of these standards had no impact on the amounts recorded in the consolidated financial statements as at January 1, 2013 or on the comparative periods.

A summary of future accounting pronouncements is found in the Company's Management Discussion and Analysis for the year ended December 31, 2012, available at www.sedar.com or as part of the Company's annual report on Form 40-F for the year ended December 31, 2012, which may be found at www.sec.gov.

IFRS 9 - "Financial Instruments", which is the result of the first phase of the IASB's project to replace IAS 39, "Financial Instruments: Recognition and Measurement". The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.  This IASB has tentatively decided to defer the effective date of IFRS 9, which previously had been effective for annual periods beginning on or after January 1, 2015. The extent of the impact of the adoption of IFRS 9 has not yet been determined.

Legal, Environmental Remediation and Other Contingent Matters

The Company is involved in various claims and litigation arising in the normal course of business.  While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company's favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceeding related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position or results of operations.

The Company reviews legal, environmental remediation and other contingent matters to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated.  When the loss is determined, it is charged to earnings.  The Company's management monitor known and potential contingent matters and makes appropriate provisions by charges to earnings when warranted by the circumstances.

With the above risks and uncertainties the reader is cautioned that future events and results may vary substantially from that which Bellatrix currently foresees.

Controls and Procedures

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company's Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

Internal Control over Financial Reporting

The Company's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company is required to disclose herein any change in the Company's internal control over financial reporting that occurred during the period beginning on April 1, 2013 and ended on June 30, 2013 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.  No material changes in the Company's internal control over financial reporting were identified during such period that has materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

It should be noted that a control system, including the Company's disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

Sensitivity Analysis

The table below shows sensitivities to funds flow from operations as a result of product price, exchange rate, and interest rate changes.  This is based on actual average prices received for the second quarter of 2013 and average production volumes of 22,102 boe/d during that period, as well as the same level of debt outstanding as at June 30, 2013.  Diluted weighted average shares are based upon the second quarter of 2013.  These sensitivities are approximations only, and not necessarily valid under other significantly different production levels or product mixes. Commodity price risk management activities can significantly affect these sensitivities.  Changes in any of these parameters will affect funds flow as shown in the table below:

	Funds Flow from Operations (1)	Funds Flow from Operations (1)
	(annualized)	Per Diluted Share
Sensitivity Analysis	($000s)	($)
Change of US $1/bbl WTI	1,700	0.01
Change of $0.10/ mcf	3,200	0.03
Change of US $0.01 CDN/ US exchange rate	1,200	0.01
Change in prime of 1%	1,900	0.02

(1)	The term "funds flow from operations" should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company's performance. Therefore reference to additional GAAP measures of diluted funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt.  The reconciliation between cash flow from operating activities and funds flow from operations can be found elsewhere herein.
Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

Selected Quarterly Consolidated Information

The following table sets forth selected consolidated financial information of the Company for the quarters in 2013, 2012, and 2011.

2013 - Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30
Revenues before royalties and risk management	65,543	74,564
Cash flow from operating activities	35,527	29,611
Cash flow from operating activities per share
Basic	$0.33	$0.27
Diluted	$0.30	$0.25
Funds flow from operations (1)	37,545	36,563
Funds flow from operations per share (1)
Basic	$0.35	$0.34
Diluted	$0.32	$0.31
Net profit	4,561	15,466
Net profit per share
Basic	$0.04	$0.14
Diluted	$0.04	$0.13
Net capital expenditures (cash)	91,614	46,700

2012 - Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Revenues before royalties and risk management	58,191	50,714	48,126	62,283
Cash flow from operating activities	24,056	28,458	24,807	32,007
Cash flow from operating activities per share
Basic	$0.22	$0.24	$0.23	$0.30
Diluted	$0.21	$0.22	$0.22	$0.28
Funds flow from operations (1)	29,194	25,366	26,613	29,865
Funds flow from operations per share (1)
Basic	$0.27	$0.24	$0.25	$0.28
Diluted	$0.25	$0.22	$0.23	$0.26
Net profit (loss)	9,172	9,963	(615)	9,251
Net profit (loss) per share
Basic	$0.09	$0.09	($0.01)	$0.09
Diluted	$0.08	$0.09	($0.01)	$0.08
Net capital expenditures (cash)	73,831	16,284	35,515	64,383

2011 - Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Revenues before royalties and risk management	40,535	53,444	49,145	59,194
Cash flow from operating activities	15,718	23,825	28,023	30,626
Cash flow from operating activities per share
Basic	$0.16	$0.23	$0.26	$0.28
Diluted	$0.15	$0.22	$0.24	$0.26
Funds flow from operations (1)	17,027	23,126	23,964	30,120
Funds flow from operations per share (1)
Basic	$0.17	$0.22	$0.22	$0.28
Diluted	$0.16	$0.21	$0.21	$0.26
Net profit (loss)	(5,487)	12,315	820	(13,597)
Net profit (loss) per share
Basic	($0.06)	$0.12	$0.01	($0.13)
Diluted	($0.06)	$0.11	$0.01	($0.13)
Net capital expenditures (cash)	59,247	28,784	40,087	47,240
(1) Refer to "Additional GAAP Measures" in respect of the term "funds flow from operations" and "funds flow from operations per share".

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS As at June 30, 2013 and December 31, 2012
(unaudited, expressed in Canadian dollars)

($000s)	2013	2012

ASSETS
Current assets
Accounts receivable (note 12)	$44,019	$40,792
Deposits and prepaid expenses	7,070	4,136
Commodity contract asset (note 12)	-	7,519
	51,089	52,447
Exploration and evaluation assets (note 3)	40,452	38,177
Property, plant and equipment (note 4)	688,107	589,759
Deferred taxes (note 8)	-	1,038
Total assets	$779,648	$681,421

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$62,016	$50,771
Current portion of finance lease obligation	1,459	1,425
Commodity contract liability (note 12)	4,594	1,131
	68,069	53,327

Commodity contract liability (note 12)	1,539	6,214
Long-term debt (note 5)	194,002	133,047
Convertible debentures	51,536	50,687
Finance lease obligation	12,406	13,131
Decommissioning liabilities	43,102	43,909
Deferred taxes (note 8)	6,090	-
Total liabilities	376,744	300,315

SHAREHOLDERS' EQUITY
Shareholders' capital	371,850	371,576
Equity component of convertible debentures	4,378	4,378
Contributed surplus	38,781	37,284
Deficit	(12,105)	(32,132)
Total shareholders' equity	402,904	381,106
Total liabilities and shareholders' equity	$779,648	$681,421

COMMITMENTS (note 11)

SUBSEQUENT EVENT (note 14)

See accompanying notes to the condensed consolidated financial statements.

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three months and six months ended June 30,
(unaudited, expressed in Canadian dollars)
	Three months ended June 30,		Six months ended June 30,
($000s)	2013	2012	2013	2012

REVENUES
Petroleum and natural gas sales	$ 73,977	$ 50,280	$ 138,885	$ 107,959
Other income	587	434	1,222	946
Royalties	(12,561)	(11,426)	(24,346)	(18,039)
Total revenues	62,003	39,288	115,761	90,866

Realized gain (loss) on commodity contracts	(785)	5,926	5,717	2,981
Unrealized gain (loss) on commodity contracts	5,992	11,388	(6,307)	16,256
	67,210	56,602	115,171	110,103

EXPENSES
Production	17,383	13,272	32,441	26,578
Transportation	1,662	820	3,107	2,478
General and administrative	2,499	3,724	6,085	6,485
Share-based compensation (note 6)	241	767	1,691	1,560
Depletion and depreciation (note 4)	20,877	19,710	37,967	39,172
Loss (gain) on property dispositions and swaps	-	2,269	(250)	3,028
	42,662	40,562	81,041	79,301

NET PROFIT BEFORE FINANCE AND TAXES	24,548	16,040	34,130	30,802

Finance expenses (note 9)	3,758	2,591	6,975	4,882

NET PROFIT BEFORE TAXES	20,790	13,449	27,155	25,920

TAXES
Deferred tax expense (note 8)	5,324	3,486	7,128	6,785

NET PROFIT AND COMPREHENSIVE INCOME	15,466	9,963	20,027	19,135

Net profit per share (note 10)
Basic	$0.14	$0.09	$0.19	$0.18
Diluted	$0.13	$0.09	$0.18	$0.17

See accompanying notes to the condensed consolidated financial statements.

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the six months ended June 30,
(unaudited, expressed in Canadian dollars)

($000s)	2013	2012

SHAREHOLDERS' CAPITAL
Common shares
Balance, beginning of period	$371,576	$370,048
Issued on exercise of share options	191	236
Contributed surplus transferred on exercised options	83	71
Balance, end of period	371,850	370,355

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning and end of period	4,378	4,378

CONTRIBUTED SURPLUS (note 6)
Balance, beginning of period	37,284	33,882
Share-based compensation expense	1,726	2,153
Adjustment of share-based compensation expense
for forfeitures of unvested share options	(146)	(117)
Transfer to share capital for exercised options	(83)	(71)
Balance, end of period	38,781	35,847

DEFICIT
Balance, beginning of period	(32,132)	(59,903)
Net profit	20,027	19,135
Balance, end of period	(12,105)	(40,768)

TOTAL SHAREHOLDERS' EQUITY	$402,904	$369,812

See accompanying notes to the condensed consolidated financial statements.

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the three and six months ended June 30,
(unaudited, expressed in Canadian dollars)
	Three months ended June 30,		Six months ended June 30,
($000s)	2013	2012	2013	2012

Cash provided by (used in):

CASH FLOW FROM OPERATING ACTIVITIES
Net profit	$15,466	$9,963	$20,027	$19,135
Adjustments for:
Depletion and depreciation	20,877	19,710	37,967	39,172
Finance expenses (note 9)	647	559	1,238	1,136
Share-based compensation (note 6)	241	767	1,691	1,560
Unrealized (gain) loss on commodity contracts	(5,992)	(11,388)	6,307	(16,256)
Loss (gain) on property dispositions and swaps	-	2,269	(250)	3,028
Deferred tax expense (note 8)	5,324	3,486	7,128	6,785
Funds flow from operations	36,563	25,366	74,108	54,560
Decommissioning costs incurred	(268)	(186)	(547)	(363)
Change in non-cash working capital (note 7)	(6,684)	3,278	(8,423)	(1,683)
	29,611	28,458	65,138	52,514

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of share capital	-	69	191	236
Advances from loans and borrowings	301,000	128,386	472,030	264,775
Repayment of loans and borrowings	(257,825)	(110,872)	(411,075)	(207,201)
Obligations under finance lease	(353)	(121)	(692)	(238)
Change in non-cash working capital (note 7)	(479)	(1,467)	237	(879)
	42,343	15,995	60,691	56,693

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Expenditure on exploration and evaluation assets	(1,269)	(288)	(6,961)	(3,236)
Additions to property, plant and equipment	(45,430)	(18,041)	(131,347)	(89,224)
Proceeds on sale of property, plant and equipment	(1)	2,045	(6)	2,345
Change in non-cash working capital (note 7)	(25,254)	(28,169)	12,485	(19,092)
	(71,954)	(44,453)	(125,829)	(109,207)

Change in cash	-	-	-	-

Cash, beginning of period	-	-	-	-

Cash, end of period	$-	$-	$-	$-

Cash paid:
Interest	$2,895	$2,383	$4,212	$3,176
Taxes	-	-	-	-

See accompanying notes to the condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, expressed in Canadian dollars)

1. CORPORATE INFORMATION

Bellatrix Exploration Ltd. (the "Company" or "Bellatrix") is a growth oriented, public exploration and production company.

2. BASIS OF PREPARATION

a.     Statement of compliance

These condensed consolidated financial statements ("interim financial statements") were authorized by the Board of Directors on August 7, 2013.  The Company prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting under IFRS.  The interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with the Company's 2012 audited annual financial statements, available at www.sedar.com.  The Company has prepared these interim financial statements using the same significant accounting policies, critical judgments, accounting estimates and methods of computation applied in the 2012 audited annual financial statements, except as noted below.

b.     Change in accounting policies

On January 1, 2013, the Company adopted new standards with respect to consolidations (IFRS 10), joint arrangements (IFRS 11), disclosure of interests in other entities (IFRS 12), fair value measurements (IFRS 13), and amendments to financial instrument disclosures (IFRS 7).  The adoption of these standards had no impact on the amounts recorded in the consolidated financial statements as at January 1, 2013 or on the comparative periods.

c.     Basis of measurement

The condensed consolidated financial statements are presented in Canadian dollars, the Company's functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value.  The condensed consolidated financial statements have, in management's opinion, been properly prepared using careful judgment and reasonable limits of materiality.

d.     Future accounting pronouncements

IFRS 9 - "Financial Instruments", which is the result of the first phase of the IASB's project to replace IAS 39, "Financial Instruments: Recognition and Measurement". The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.  This IASB has tentatively decided to defer the effective date of IFRS 9, which previously had been effective for annual periods beginning on or after January 1, 2015. The extent of the impact of the adoption of IFRS 9 has not yet been determined.

3. EXPLORATION AND EVALUATION ASSETS

($000s)

Cost
Balance, December 31, 2011	$33,089
Additions	17,118
Transfer to oil and natural gas properties	(10,301)
Disposals (1)	(1,729)
Balance, December 31, 2012	38,177
Additions	7,148
Transfer to oil and natural gas properties	(4,873)
Balance, June 30, 2013	$40,452

(1) Disposals include swaps.

4. PROPERTY, PLANT AND EQUIPMENT

($000s)
	Oil and natural gas properties	Office furniture and equipment	Total
Cost
Balance, December 31, 2011	$657,315	$2,503	$659,818
Additions	194,442	299	194,741
Transfer from exploration and evaluation assets	10,301	-	10,301
Disposals (1)	(10,950)	-	(10,950)
Balance, December 31, 2012	851,108	2,802	853,910
Additions	130,760	682	131,442
Transfer from exploration and evaluation assets	4,873	-	4,873
Balance, June 30, 2013	$986,741	$3,484	$990,225

Accumulated Depletion, Depreciation and Impairment losses
Balance, December 31, 2011	$174,250	$1,267	$175,517
Charge for time period	75,466	254	75,720
Impairment loss	14,760	60	14,820
Disposals (1)	(1,906)	-	(1,906)
Balance, December 31, 2012	$262,570	$1,581	$264,151
Charge for time period	37,819	148	37,967
Balance, June 30, 2013	$300,389	$1,729	$302,118
(1) Disposals include swaps.

Carrying amounts
At December 31, 2012	$588,538	$1,221	$589,759
At June 30, 2013	$686,352	$1,755	$688,107

Bellatrix has included $504.7 million (2012: $348.2 million) for future development costs and excluded $39.3 million (2012: $35.1 million) for estimated salvage from the depletion calculation for the three months ended June 30, 2013.

For the six month period ended June 30, 2013, the Company capitalized $2.5 million (2012: $2.2 million) of general and administrative expenses, and $0.7 million (2012: $0.9 million) of share-based compensation expense directly related to exploration and development activities.

Bellatrix's credit facilities are secured against all of the assets of the Corporation by a $400 million debenture containing a first ranking floating charge and security interest.  The Corporation has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.

5. LONG-TERM DEBT

($000s)	June 30, 2013	December 31, 2012
Operating facility	$12,752	$4,047
Revolving term facility	181,250	129,000
Balance, end of period	$194,002	$133,047

As of June 30, 2013, the Company's credit facilities consist of a $45 million demand operating facility provided by a Canadian bank and a $210 million extendible revolving term credit facility provided by two Canadian banks and a Canadian financial institution.

The revolving period for the revolving term credit facility will end on June 24, 2014, unless extended for a further 364  day period.  Should the facility not be extended it will convert to a non-revolving term facility with the full amount outstanding due 366 days after the last day of the revolving period of June 24, 2014.  The borrowing base will be subject to re-determination on May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on November 30, 2013.

As at June 30, 2013, the Company had outstanding letters of credit totaling $0.5 million that reduce the amount otherwise available to be drawn on the syndicated facility.

As at June 30, 2013, the Company had approximately $61.0 million, or 24% of unused and available bank credit under its credit facilities. Bellatrix was fully compliant with all of its operating debt covenants.

6. SHARE-BASED COMPENSATION PLANS

a.     Share Option Plan

During the six months ended June 30, 2013, Bellatrix granted nil (2012: 1,718,000) share options, and recorded share-based compensation of $1.6 million (2012: $2.1 million) related to its outstanding share options, net of forfeitures of $0.1 million (2012: $0.1 million), of which $0.7 million (2012: $0.9 million) was capitalized to property, plant and equipment.  In addition, $0.8 million (2012: $0.4 million) (note 6 b.) was expensed in relation to the Director's Deferred Share Unit Plan, resulting in total net share-based compensation of $1.7 million recognized as an expense for the first half of 2013 (2012: $1.6 million).

The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model.  No options were granted during the three and six month periods ended June 30, 2013.

The weighted average trading price of the Company's common shares on the TSX for the three and six months ended June 30, 2013 was $5.91 (2012: $3.86), and $5.70 (2012: $4.57), respectively.

The following tables summarize information regarding Bellatrix's Share Option Plan:

Share Options Continuity

	Weighted Average Exercise Price	Number
Balance, December 31, 2012	$3.46	9,420,451
Granted	$-	-
Exercised	$3.77	(50,555)
Forfeited and cancelled	$4.28	(196,336)
Balance, June 30, 2013	$3.44	9,173,560

As of June 30, 2013, a total of 10,791,933 share options were reserved, leaving an additional 1,618,373 available for future grants.

Share Options Outstanding, June 30, 2013
	Outstanding			Exercisable
	At	Weighted Average	Weighted Average Remaining	At
Exercise Price	June 30, 2013	Exercise Price	Contractual Life	June 30, 2013	Exercise Price
$ 0.65 - $ 1.45	680,726	$ 1.02	0.8	680,726	$ 1.02
$ 1.46 - $ 1.99	1,177,449	$ 1.65	0.7	1,177,449	$ 1.65
$ 2.00 - $ 3.36	1,403,719	$ 2.41	1.8	973,719	$ 2.09
$ 3.37 - $ 3.84	1,540,000	$ 3.42	3.8	547,658	$ 3.44
$ 3.85 - $ 4.72	2,114,334	$ 3.94	2.2	1,731,000	$ 3.91
$ 4.73 - $ 5.50	2,257,332	$ 5.28	3.0	1,390,644	$ 5.28
$ 0.65 - $ 5.50	9,173,560	$ 3.44	2.3	6,501,196	$ 3.18

b.     Deferred Share Unit Plan

During the six months ended June 30, 2013, the Company granted 4,796 (2012: 243,164) DSUs, and had 413,320 DSUs outstanding as at June 30, 2013 (2012: 402,390).  For the six months ended June 30, 2013, Bellatrix recorded approximately $0.8 million (2012: $0.4 million) of share based compensation expense and had a liability balance of $2.5 million (2012: $1.2 million) relating to the Company's outstanding DSUs.

7. SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-cash Working Capital
($000s)	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Changes in non-cash working capital items:
Accounts receivable	$4,889	$9,328	$(3,227)	$8,323
Deposits and prepaid expenses	22	146	(2,934)	(2,124)
Accounts payable and accrued liabilities	(37,328)	(35,832)	10,460	(27,853)
	$(32,417)	$(26,358)	$4,299	$(21,654)
Changes related to:
Operating activities	$(6,684)	$3,278	$(8,423)	$(1,683)
Financing activities	(479)	(1,467)	237	(879)
Investing activities	(25,254)	(28,169)	12,485	(19,092)
	$(32,417)	$(26,358)	$4,299	$(21,654)

8. INCOME TAXES

Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes.  Bellatrix is subject to provincial taxes in Alberta, British Columbia and Saskatchewan as the Company operates in those jurisdictions.

Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes.  As at June 30, 2013, Bellatrix had approximately $649 million in tax pools available for deduction against future income.  Included in this tax basis are estimated non-capital loss carry forwards of approximately $10 million that expire in years through 2027.

9. FINANCE INCOME AND EXPENSES

	Three months ended June 30,		Six months ended June 30,
($000s)	2013	2012	2013	2012
Finance expense
Interest on long-term debt	$2,460	$1,381	$4,441	$2,443
Interest on convertible debentures	651	651	1,296	1,303

Accretion on convertible debentures	431	396	849	784
Accretion on decommissioning liabilities	216	163	389	352
	647	559	1,238	1,136
Finance expense	$3,758	$2,591	$6,975	$4,882

10. PER SHARE AMOUNTS

The calculation of basic earnings per share for the three and six months ended June 30, 2013 was based on a net profit of $15.5 million (2012: $10.0 million) and a net profit of $20.0 million (2012: $19.1 million), respectively.

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Basic common shares outstanding	107,919,329	107,490,218	107,919,329	107,490,218
Fully dilutive effect of:
Share options outstanding	9,173,560	9,108,506	9,173,560	9,108,506
Shares issuable for convertible debentures	9,821,429	9,821,429	9,821,429	9,821,429
Fully diluted common shares outstanding	126,914,318	126,420,153	126,914,318	126,420,153
Weighted average shares outstanding	107,919,329	107,485,303	107,900,781	107,455,699
Dilutive effect of share options and convertible debentures (1)	13,346,005	11,219,400	13,137,885	11,874,361
Diluted weighted average shares outstanding	121,265,334	118,704,703	121,038,666	119,330,060

(1)	For the three and six month periods ending June 30, 2013, a total of 3,524,576 (2012: 1,397,971) and 3,316,456
(2012: 2,052,932) share options, respectively, were included in the calculation as they were dilutive. Additionally,
9,821,429 (2012: 9,821,429) and 9,821,429 (2012: 9,821,429) common shares issuable pursuant to the conversion of the convertible debentures were included in the calculation for the three and six month periods ending June 30,
2013 as they were dilutive.

11. COMMITMENTS

As at June 30, 2013, Bellatrix committed to drill 2 gross (1.17 net) wells pursuant to farm-in agreements.   Bellatrix expects to satisfy these drilling commitments at an estimated cost of approximately $3.8 million.

In addition, Bellatrix entered into two joint operation agreements during the 2011 year and an additional joint operation agreement during 2012. The agreements include a minimum commitment for the Company to drill a specified number of wells each year over the term of the individual agreements. The details of these agreements are provided in the table below:

Joint Operation Agreement	Feb. 1, 2011	Aug. 4, 2011	Dec. 14, 2012
Agreement Term	2011 to 2015	2011 to 2016	2014 to 2018
Minimum wells per year (gross and net)	3	5 to 10	2
Minimum total wells (gross and net)	15	40	10
Estimated total cost ($000s)	$52.5	$140.0	$35.0
Remaining wells to drill at June 30, 2013	1	20	10
Remaining estimated total cost ($000s)	$3.5	$70.0	$35.0

Bellatrix will also have drilling commitments related to the recently announced Grafton joint venture. Some of these drilling commitments are expected to be satisfied in conjunction with drilling commitments relating to the Joint Operation Agreements noted above.  Bellatrix's net capital commitment to the $122 million Grafton joint venture is $22.0 million.

12. FINANCIAL RISK MANAGEMENT

a.     Credit risk

As at June 30, 2013, accounts receivable was comprised of the following:
Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	7,214	2,251	9,465
Amounts due from government agencies	665	1,099	1,764
Revenue and other accruals	26,670	4,451	31,121
Cash call receivables	-	21	21
Plant revenue allocation receivable	-	2,855	2,855
Less: Allowance for doubtful accounts	-	(1,207)	(1,207)
Total accounts receivable	34,549	9,470	44,019
Less:
Accounts payable due to same partners	-	(312)	(312)
Subsequent receipts to July 31, 2013	(22,602)	(121)	(22,723)
	11,947	9,037	20,984

Amounts due from government agencies include GST and royalty adjustments.  Plant revenue allocation receivable includes amounts under dispute over plant revenue allocations, net of expenses, from an operator.  The Company has commenced legal action for collection of these amounts.  Accounts payable due to same partners includes amounts which may be available for offset against certain receivables.

Cash calls receivables consist of advances paid to joint interest partners for capital projects.

The carrying amount of accounts receivable and derivative assets represents the maximum credit exposure.

b.     Liquidity risk

The following are the contractual maturities of liabilities as at June 30, 2013:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	4-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$62,016	$62,016	$-	$-	$-
Long-term debt - principal (2)	194,002	-	194,002	-	-
Convertible debentures - principal	55,000	-	55,000	-	-
Convertible debentures - interest (3)	4,789	2,613	2,176	-	-
Commodity contract liability	6,133	4,594	1,539	-	-
Decommissioning liabilities (4)	43,102	-	7,614	6,079	29,409
Finance lease obligation	13,865	1,459	3,142	2,972	6,292
Total	$378,907	$70,682	$263,473	$9,051	$35,701

(1)	Includes $0.4 million of accrued coupon interest payable in relation to the 4.75% Debentures and $0.4 million of accrued interest payable in relation to the credit facilities is included in Accounts Payable and Accrued
Liabilities.
(2)	Bank debt is based on a revolving term which is reviewed annually and converts to a 366 day non-revolving facility if not renewed. Interest due on the bank credit facility is calculated based upon floating rates.
(3)	The 4.75% Debentures outstanding at June 30, 2013 bear interest at a coupon rate of 4.75%, which currently requires total annual interest payments of $2.6 million.
(4)	Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company's properties (between 2014 and 2053).

c.     Commodity Price Risk

The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.

As at June 30, 2013, the Company has entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude oil fixed	January 1, 2013 to Dec. 31, 2013	1,500 bbl/d	$94.50 CDN	$94.50 CDN	WTI
Crude oil fixed	July 1, 2013 to Dec. 31, 2013	1,500 bbl/d	$96.87 CDN	$96.87 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$94.00 CDN	$94.00 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$95.22 CDN	$95.22 CDN	WTI
Crude oil call option (1)	Nov. 1, 2013 to Dec. 31, 2013	3,000 bbl/d	-	$110.00 US	WTI
Crude oil call option	January 1, 2014 to Dec. 31, 2014	3,000 bbl/d	-	$105.00 US	WTI
Natural gas fixed	April 1, 2013 to Oct. 31, 2013	20,000 GJ/d	$3.05 CDN	$3.05 CDN	AECO
Natural gas fixed	April 1, 2013 to Oct. 31, 2013	10,000 GJ/d	$3.095 CDN	$3.095 CDN	AECO
Natural gas fixed	Feb. 1, 2013 to Dec. 31, 2013	10,000 GJ/d	$3.05 CDN	$3.05 CDN	AECO
Natural gas fixed	April 1, 2013 to June 30, 2014	15,000 GJ/d	$3.05 CDN	$3.05 CDN	AECO

(1) This crude oil call option for the May 1, 2013 to October 31, 2013 period was settled for $0.2 million in April, 2013.

Subsequent to June 30, 2013, the Company has entered into commodity price risk management contracts as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude oil fixed	August 1, 2013 to Dec. 31, 2013	1,000 bbl/d	$106.02 CDN	$106.02 CDN	WTI

13. FAIR VALUE

The Company's financial instruments as at June 30, 2013 include accounts receivable, deposits, commodity contract asset, accounts payable and accrued liabilities, long-term debt and convertible debentures. The fair value of accounts receivable, deposits, accounts payable and accrued liabilities approximate their carrying amounts due to their short-terms to maturity.

The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes.  The fair value of commodity contracts as at June 30, 2013 was a net liability of $6.1 million (2012: $5.6 million net asset).  The commodity contracts are classified as level 2 within the fair value hierarchy.

($000s)	June 30, 2013	June 30, 2012
Commodity contract asset	$-	$7,249
Commodity contract liability	(6,133)	(1,625)
Net commodity contract asset (liability)	$(6,133)	$5,624

Long-term bank debt bears interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.

The fair value of the 4.75% Debentures of $66.9 million is based on exchange traded values. The 4.75% Debentures are classified as level 1 within the fair value hierarchy.

14. SUBSEQUENT EVENT

Baptiste Asset Sale and Joint Venture

On August 1, 2013 the Company announced it entered into a definitive agreement for an asset sale (the "Asset Sale") and joint venture (the "Joint Venture") with two Korean entities, Daewoo International Corporation ("Daewoo") and Devonian Natural Resources Private Equity Fund ("Devonian").  Under the terms of the associated agreements, Bellatrix will sell, effective July 1, 2013, to Daewoo and Devonian jointly 50% of the Company's working interest share of its producing assets, an operated compressor station and gathering system and related land acreage in the Baptiste area of West Central Alberta (the "Sold Assets") for gross consideration of $52.5 million, subject to closing adjustments.  The Sold Assets are producing approximately 268 boe/d (67% gas and 33% oil and liquids) net and include 3,858 net acres of Cardium rights and 1,119 net acres of Mannville rights.

The Joint Venture, which will be effective as of July 1, 2013, will encompass a multiyear commitment to jointly develop the aforementioned acreage in Ferrier and Willesden Green of West Central Alberta encompassing 70 gross wells with anticipated total capital expenditures to the Joint Venture of approximately $200 million. Certain conditions precedent to closing, including Korean governmental and regulatory approvals, are expected to be satisfied or waived by August 30, 2013, which is expected to enable closing to occur on or before September 16, 2013.  This agreement is anticipated to be accounted for as a joint operation under IFRS.

The Company's updated corporate presentation is available at www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.  Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange ("TSX") under the symbols BXE and BXE.DB.A, respectively, and the common shares of Bellatrix trade on the NYSE MKT under the symbol BXE.

SOURCE: Bellatrix Exploration Ltd.

%CIK: 0001483405

For further information:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
2300, 530 - 8th Avenue SW
Calgary, Alberta, Canada T2P 3S8
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com

CO: Bellatrix Exploration Ltd.

CNW 02:05e 08-AUG-13